            As filed with the Securities and Exchange Commission, on November 15, 1995
                                                         Registration No: 33-
                                                         _____
                                                         Registration No.
                                                         811-4536


                                SECURITIES AND EXCHANGE COMMISSION
                                     Washington, D.C. 20549


                                     REGISTRATION STATEMENT ON
                                          FORM S-6
                           FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                                OF SECURITIES OF UNIT INVESTMENT TRUSTS
                                   REGISTERED ON FORM N-8B-2

                                   Variable Life Account B
                         of Aetna Life Insurance and Annuity Company
                                   (Exact Name of Trust)

                            Aetna Life Insurance and Annuity Company
                                    (Name of Depositor)
                151 Farmington Avenue, RE4C, Hartford, Connecticut 06156
              (Complete Address of Depositor's Principal Executive Offices)

            Depositor's Telephone Number, including Area Code  (860) 273-7834

                                   Susan E. Bryant, Counsel
                            Aetna Life Insurance and Annuity Company
                  151 Farmington Avenue, RE4C, Hartford, Connecticut  06156
                         (Name and Complete Address of Agent for Service)

                               Copy to:
                              Michael Berenson
                      Jorden Burt Berenson & Johnson LLP
                           Suite 400 East
                       1025 Thomas Jefferson Street, N.W.
                           Washington D.C., 20001

            Pursuant to Rule 24f-2 under the Investment Company Act of 1940, Registrant has registered an indefinite number of securities under the Securities Act of 1933. Registrant filed a Rule 24f-2 Notice for the fiscal year ended December 31, 1994 on February 28, 1995.

            Approximate date of proposed Public Offering: As soon as practicable after the effectiveness of this Registration Statement.

            It is proposed that this filing will become effective (check appropriate box):

            ___       immediately upon filing pursuant to paragraph (b) of
                      rule 485.
            ___       on (date) pursuant to paragraph (b) (1) (v) of rule
                      485.
            ___       60 days after filing pursuant to paragraph (a) (1) of
                      rule 485.
            ___       on (date) pursuant to paragraph (a) (1) of rule 485.
            ___       75 days after filing pursuant to paragraph (a) (2) of
                      rule 485.
            ___       on (date) pursuant to paragraph (a) (2) of rule 485.

            If appropriate, check the following box:

            ___ This post-effective amendment designates a new effective date for a previously-filed post-effective amendment.

            The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to
            Section 8(a), may determine.

            The Registrant represents that with respect to the calculation of the maximum sales load, it elects to be governed by Section 6e-3(T)(b)(13)(i)(A).

                                    VARIABLE LIFE ACCOUNT B
                                              OF
                           AETNA LIFE INSURANCE AND ANNUITY COMPANY

                              Registration Statement on Form S-6
                                     Cross Reference Sheet


            N-8B-2
            Item No.             Part I (Prospectus)

                        1    Cover Page; The Separate Account; The Company
                        2    Cover Page; The Separate Account; The Company
                        3    Not Applicable
                        4    Distribution of the Policy
                        5    The Separate Account; The Company
                        6    The Separate Account; The Company
                        7    Not Applicable
                        8    Not Applicable
                        9    Additional Information - Legal Matters
                        10   The Separate Account; Policy Rights; Policy
                             Choices; Additional Information
                        11   Allocation of Premiums - Fund Additions,
                             Deletions or Substitutions
                        12   Allocation of Premiums - The Funds
                        13   Charges & Fees
                        14   Policy Values; Additional Information;
                             Miscellaneous Policy Provisions
                        15   Allocation of Premiums; Policy Choices; Policy
                             Values
                        16   The Separate Account; Allocation of Premiums -
                             The Funds; Policy Values
                        17   Policy Rights
                        18   The Separate Account
                        19   Additional Information - Reports to Policy
                             Owners
                        20   Not Applicable
                        21   Policy Rights - Policy Loans
                        22   Not Applicable
                        23   Not Applicable
                        24   Not Applicable
                        25   The Company
                        26   Not Applicable
                        27   The Company
                        28   Directors & Officers
                        29   The Company
                        30   Not Applicable

                        31   Not Applicable
                        32   Not Applicable
                        33   Not Applicable
                        34   Not Applicable
                        35   Additional Information - State Regulation

                        36   Not Applicable
                        37   Not Applicable
                        38   Additional Information - Distribution of the
                             Policy
                        39   The Company
                        40   Not Applicable
                        41   The Company
                        42   Not Applicable
                        43   Not Applicable
                        45   Not Applicable
                        46   The Separate Account; Policy Values
                        47   The Separate Account
                        48   Not Applicable
                        49   Not Applicable
                        50   The Separate Account
                        51   Cover Page; Policy Choices
                        52   Allocation of Premiums - Fund Additions,
                             Deletions or Substitutions
                        53   Tax Matters
                        54   Not Applicable
                        55   Not Applicable
                        56   Not Applicable
                        57   Not Applicable
                        58   Not Applicable
                        59   Experts

            Variable Life Account B

            Aetna Life Insurance and Annuity Company
            151 Farmington Avenue
            Hartford, Connecticut 06156
            800-334-7586

            Prospectus Dated

            The Flexible Premium Variable Life Insurance Policy on the Lives of Two Insureds

            This Prospectus describes AetnaVest Estate Protector, a flexible premium variable life insurance policy on the lives of two Insureds (the "Policy") issued and underwritten by Aetna Life Insurance and Annuity Company (the "Company"). The Policy is intended to provide life insurance and pay a benefit, as described in this Prospectus, upon surrender, maturity or Second Death. The Policy is designed to allow flexible premium payments, Policy Loans, Partial Surrenders, a choice of two Death Benefit Options and account values that may be invested on either a fixed or variable or a combination of fixed and variable basis. Net Premiums may be allocated to Variable Life Account B, the Fixed Account, or both Accounts. The Variable Options support the benefits provided by the variable portion of the Policy. The Fund Account Value in each Variable Option is not guaranteed and will vary with the investment performance of the associated Fund. Net Premiums allocated to the Fixed Account will accumulate at rates of interest We determine. Such rates will not be less than 4% a year. Net Premiums allocated to Variable Life Account B must be allocated to one or more of the Variable Options We make available. Sufficient premiums must be paid to continue the Policy in force or to qualify for a Guaranteed Death Benefit. Premium reminder notices will be sent for Planned Premiums and for premiums required to continue the Policy in force. The Policy may be reinstated.

            The Policy has a free look period during which You may return the Policy or rescind an increase in the Specified Amount. (See Right of Policy Examination)

            This Prospectus also describes the Variable Options used to fund the Policy through Variable Life Account B (the "Separate Account"). The Variable Options are: Aetna Variable Fund; Aetna Income Shares; Aetna Variable Encore Fund; Aetna Investment Advisers Fund, Inc.; Aetna Ascent Variable Portfolio; Aetna Crossroads Variable Portfolio; Aetna Legacy Variable Portfolio;

            Alger American Small-Cap Fund; Fidelity VIP Equity-Income Portfolio; Fidelity VIP Contrafund Portfolio; Janus Aspen Series
              Growth Portfolio, Aggressive Growth Portfolio, Worldwide Growth
            Portfolio, Balanced Portfolio and Short-Term Bond Portfolio;
            Scudder Variable Life Investment Fund   International Portfolio;

            TCI Portfolios, Inc.   TCI Growth (collectively, the  Funds ).
            Unless specifically mentioned, this Prospectus only describes the Variable Options.

            Replacing existing insurance or supplementing an existing flexible premium variable life insurance policy with the Policy may not be to your advantage.

                        SUBJECT TO COMPLETION

            INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY
            SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

            THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE FUNDS. BOTH THIS PROSPECTUS AND THE UNDERLYING FUND PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            Table of Contents

            Definitions
            Policy Summary
            The Separate Account
            Charges & Fees
                 Charges & Fees Assessed Against
                   Premium
                 Charges & Fees Assessed Against
                   the Total Account Value
                 Charges & Fees Assessed Against
                   the Separate Account
                 Charges Assessed Against the Underlying Funds Charges Deducted Upon Surrender
            Allocation of Premiums
                 The Funds
                 Fund Investment Advisers
                 Mixed and Shared Funding; Conflicts of Interest Fund Additions, Deletions or Substitutions Fixed Account
            Policy Choices
                 Premium Payments
                 Guaranteed Death Benefit
                 No Lapse Coverage Provision
                 Death Benefit Options
                 Transfers and Allocations to Funding Options
                 Telephone Transfers
                 Automated Transfers (Dollar Cost Averaging)
            Policy Values
                 Total Account Value
                 Accumulation Unit Value
                 Maturity Value
                 Surrender Value
            Policy Rights
                 Full Surrenders
                 Partial Surrenders
                 Paid Up Nonforfeiture Option
                 Grace Period
                 Reinstatement of a Lapsed Policy
                 Coverage Beyond Maturity
                 Right to Defer Payment
                 Policy Loans
                 Policy Changes
                 Right of Policy Examination
                 Supplemental Benefits
            Death Benefit
            Policy Settlement
                 Settlement Options
            Pension Plans
            The Company
            Directors & Officers
            Additional Information

                 Reports to Policyowners
                 Right to Instruct Voting of Fund Shares
                 Disregard of Voting Instructions
                 State Regulation
                 Legal Matters
                 The Registration Statement
                 Distribution of the Policy
                 Experts
            Tax Matters
                 General
                 Federal Tax Status of the Company
                 Life Insurance Qualification
                 General Rules
                 Modified Endowment Contracts
                 Diversification Standards
                 Investor Control
                 Other Tax Considerations
            Miscellaneous Policy Provisions
                 The Policy
                 Payment of Benefits
                 Suicide and Incontestability
                 Protection of Proceeds
                 Nonparticipation
                 Changes in Owner and Beneficiary; Assignment
                 Misstatement as to Age and/or Sex
                 Performance Reporting and Advertising
                 Illustrations of Death Benefit,
                  Total Account Values and Surrender Values






            THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.


            THE PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION. LIFE INSURANCE IS A LONG-TERM INVESTMENT. POLICYOWNERS SHOULD CONSIDER THEIR NEED FOR INSURANCE COVERAGE AND THE POLICY'S LONG-TERM INVESTMENT POTENTIAL. NO CLAIM IS MADE THAT THE POLICY IS ANY WAY SIMILAR OR COMPARABLE TO AN INVESTMENT IN A MUTUAL FUND.

            Definitions

            Accumulation Unit: A unit used to measure the value of the Policyowner's interest in each applicable Variable Option. An Accumulation Unit is used to calculate the value of the variable portion of the Policy before the election of a Settlement Option.


            Additional Premiums: Any premiums paid in addition to Planned Premiums.

            Amount at Risk: The Death Benefit divided by 1.0032737, minus the Total Account Value on that date before computing the monthly deductions for the Cost of Insurance for this Policy.

            Annuitant:  A person who receives annuity payments.

            Annuity:  A series of payments for life or for a definite period.

            Attained Age: Issue Age of the Insured increased by the number of Policy Years elapsed.

            Basic Monthly Premium: The amount of premium to assure that the Policy remains in force for a period of at least 5 Policy Years beginning on the Issue Date or the Issue Date of an Increase or until the younger Insured's Attained Age 80 even if the Surrender Value is insufficient to satisfy the current Monthly Deduction.

            Company:  Aetna Life Insurance and Annuity Company.

            Cost of Insurance: A charge related to the Company's expected mortality cost for Your basic insurance coverage under the Policy, not including any supplemental benefit provision that You may elect through a Policy rider. It is equal to the Amount at Risk multiplied by a monthly Cost of Insurance rate.

            Death  Benefit:    The amount  described  in  the  Policy Choices
            section which is payable on the date of the Second Death, subject to all provisions contained in the Policy.

            Death Benefit Options: Either of the two methods for determining the Death Benefit.

            Fixed Account: A non-variable funding option available on the Policy that guarantees a minimum interest rate of 4% per year.

            Fixed Account Value: The non-loaned portion of the Policy's Total Account Value attributable to the non-variable portion of the Policy. The Fixed Account Value is part of the general assets of the Company.

            Full Surrender:   A Policy  right whereby You  may terminate  the
            Policy in exchange for payment of its Full Surrender Value.

            Full Surrender Value: Equals the Total Account Value on the date of surrender less any Surrender Charge, less the Loan Account Value and less any accrued interest.

            Fund(s): One or more of the underlying variable funding options available under the Policy (as described in this Prospectus). Each of the Funds is an open-end management investment company (mutual fund) whose shares are purchased by the Separate Account to fund the benefits provided by the policy.

            Grace Period: The 61-day period beginning on the Monthly Deduction Day on which the Policy's Surrender Value is insufficient to cover the current Monthly Deduction. The Policy will lapse without value at the end of the 61-day period unless a sufficient payment is received by the Company.

            Guaranteed Death Benefit: A provision of the Policy which assures that the Policy will stay in force, even if the Total Account Value is insufficient to cover the current Monthly Deductions. The Guaranteed Death Benefit is available to the younger Insured's Attained Age 80 or to the younger Insured's Attained Age 100.

            Guaranteed  Death  Benefit  to  the  Younger  Insured's  Age  100
            Premium: The amount of premium that must be paid to assure that the Policy remains in force until the younger Insured's Attained Age 100.

            Guideline Annual Premium: An amount of annual payment necessary to provide future benefits under the Policy determined pursuant to federal securities laws.

            Home Office: The Company's principal executive offices at 151 Farmington Avenue, Hartford, Connecticut 06156.

            Insureds:  The two persons on whose lives the Policy is issued.

            Issue Age: The age of each Insured on his/her birthday nearest to the Policy's Issue Date.

            Issue Date: The effective date on which coverage begins under the Policy.

            Loan Account  Value:   The sum  of all  unpaid Policy Loans.  The
            amount necessary to repay Policy Loans in full is the Loan Account Value plus any accrued interest.

            Loan Value: Is 90% of the sum of the Fixed Account Value and the Separate Account Value.

            Maturity  Date:   The  Policy  Anniversary on  which  the younger
            Insured reaches Attained Age 100.

            Maturity Value: The Total Account Value on the Maturity Date, less the amount necessary to repay any Policy Loans in full, including interest.

            Monthly Deduction: A charge assessed against the Total Account Value which includes the Cost of Insurance, a monthly administrative charge and any charges for supplemental benefit riders. Monthly Deductions begin on the Issue Date and occur on each Monthly Deduction Day thereafter.

            Monthly Deduction Day: The first Monthly Deduction Day is the Issue Date. Monthly Deduction Days occur each month thereafter on the same day as the Issue Date.

            Net  Premium:   The Net  Premium is  equal to  the amount  of the
            premium paid less the deduction for Premium Load.

            Net Single Premium: The amount required to purchase a guaranteed benefit assuming the Policy's Total Account Value is allocated to the Fixed Account, using the Insureds' Attained Ages and premium classes. The Net Single Premium is determined using guaranteed interest of 4% per year and guaranteed maximum Cost of Insurance rates.

            Partial  Surrenders:   The  amount You  can  receive in  cash  by
            surrendering a part of the Policy.

            Planned Premiums:  Premiums We agree to bill.

            Policy: The life insurance contract described in this Prospectus, under which flexible premium payments are permitted and the Death Benefit may and Total Account Values will vary with the investment performance of the Fund(s).

            Policy Loan:   The amount  received by borrowing  from the  Total
            Account Value.

            Policyowner: The person or persons having rights to the benefits under the Policy; referred to as "You".

            Policy Year/Policy Anniversary: The first Policy Year is the 12 month period beginning on the Issue Date. Your Policy Anniversary is equal to the Issue Date plus 1 Year, 2 Years, etc.

            Premium Loads: A charge assessed against the premium to cover certain expenses associated with start-up and maintenance costs of the Policy.

            Second Death:  Death of the Surviving Insured.

            SEC:  Securities and Exchange Commission.

            Separate Account:   A separate account established  by Aetna Life
            Insurance  and  Annuity Company  for the  purpose of  funding the
            Policy:  Variable Life Account B.

            Separate Account  Value:    The portion  of  the  Policy's  Total
            Account Value attributable to the variable portion of the Policy.

            Settlement Option(s): The method by which payment may be made to a beneficiary due from a Death Benefit or upon the Full Surrender of the Policy.

            Specified Amount:    The  amount  chosen by  the  Policyowner  at
            application and used in determining the Death Benefit. It may be increased or decreased as described in this Prospectus.

            Surrender Charge:   An amount  retained by the  Company upon  the
            Full or Partial Surrender of the Policy.

            Surrender  Value:    The  amount  You  can  receive  in  cash  by
            surrendering the Policy.

            Surviving Insured:  The Insured living after the first death.

            Total Account Value: The sum of the Fixed Account Value, the Separate Account Value and the Loan Account Value.

            Valuation Date: Generally, a day on which the Total Account Value is determined. A Valuation Date is any day on which the New York Stock Exchange is open for trading, we are open for business and there is a sufficient degree of trading in the Funds' portfolio securities. The Total Account Value will be determined as of the close of trading on the New York Stock Exchange.

            Variable  Account  Value:    The Accumulation  Unit  Value  for a
            Variable Option multiplied by the number of Accumulation Units for that Variable Option credited to the Policy.

            Variable Option:   One or  more of the  variable funding  options
            available under the Policy (as described in this Prospectus).

            Valuation Period: The period of time commencing, usually at 4:00 p.m. Eastern Time on each Valuation Date and ending at 4:00 p.m. Eastern Time on the next Valuation Date.

            We, Our, Us, Company: Aetna Life Insurance and Annuity Company, its successors , or assigns.

            Written Request: A request in writing, in a form satisfactory to Us and received by Us at the Home Office.

            Policy Summary

            The Policy described in this Prospectus is a flexible premium variable life insurance policy issued on the lives of two Insureds. The Policy is intended to provide life insurance and pay a benefit (subject to adjustment under the Policy's Age and/or Sex, Suicide and Incontestability, and Grace Period provisions) upon surrender, maturity or Second Death. The Policy is designed to allow flexible premium payments, Policy Loans, Partial Surrenders, a choice of two Death Benefit Options and account values that may be either fixed or variable or a combination of fixed and variable.

            Charges and fees will be assessed against premium payments, the Total Account Value, the Separate Account, the underlying Funds and upon surrender. These charges and fees are described within this Prospectus.

            You must purchase Your variable life insurance policy from a registered representative. The Policy, the initial application on the Insureds, any subsequent applications and any riders constitute the entire contract.

            At the time of application, You must choose a Death Benefit Option, decide on the amount of premium We agree to bill and determine how to allocate Net Premiums. You may elect to supplement the benefits afforded by the Policy through the addition of riders We make available.

            The proceeds payable upon the Second Death is based on the Death Benefit Option chosen. Under Option 1 the Death Benefit would be the greater of the Specified Amount or a percentage of the Total Account Value. Under Option 2, the Death Benefit would be the greater of the Specified Amount plus the Total Account Value on the date of death or a percentage of the Total Account Value.

            Although the Policy is designed to allow flexible premiums, sufficient premiums must be paid to continue the Policy in force to the Maturity Date or to qualify for a Guaranteed Death Benefit. Premium reminder notices will be sent for Planned Premiums and for premiums required to continue the Policy. Should Your Policy lapse, it may be reinstated.

            Net Premiums may be allocated to the Separate Account, the Fixed Account or both Accounts. Net Premiums allocated to the Separate Account must be allocated to one or more Variable Options and allocations must be in whole percentages. The variable portion of the Policy is supported by the Variable Options you choose and will vary with the investment performance of the associated Fund. Net Premiums allocated to the Fixed Account will accumulate at rates of interest We determine. Such rates will not be less than 4% a year.

            The Separate Account

            The Separate Account established for the purpose of providing Variable Options to fund the Policy is Variable Life Account B. Amounts allocated to the Separate Account are invested in the Funds. Each of the Funds is an open-end management investment company (mutual fund) whose shares are purchased by the Separate Account to fund the benefits provided by the Policy. The Funds currently available under the Separate Account, including their investment objectives and their investment advisers, are described in this Prospectus. Complete descriptions of the Funds investment objectives and restrictions and other material information relating to an investment in the Funds are contained in the prospectuses for each of the Funds which accompany this Prospectus.

            Variable Life Account B was established pursuant to a June 18, 1986, resolution of the Board of Directors of the Company. Under Connecticut Insurance Law, the income, gains or losses of the Separate Account is credited without regard to the other income, gains or losses of the Company. These assets are held for the Company's variable life insurance policies. Any and all distributions made by the Funds with respect to shares held by the Separate Account will be reinvested in additional shares at net asset value. The assets maintained in the Separate Account will not be charged with any liabilities arising out of any other business conducted by the Company. The Company is, however, responsible for meeting the obligations of the Policy to the Policyowner.

            No stock certificates are issued to the Separate Account for shares of the Funds held in the Separate Account. Ownership of Fund shares is documented on the books and records of the Funds and of the Company for the Separate Account.

            The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 and meets the definition of separate account under the federal securities laws. Such registration does not involve any approval or disapproval by the Commission of the Separate Account or the Company's management or investment practices or policies. The Company does not guarantee the Separate Account's investment performance.


            Charges & Fees

            Charges & Fees Assessed Against Premium

            Premium Load

            Before a premium is allocated to the Policy s Total Account Value, a percentage of the premium is deducted to cover certain expenses associated with start-up and maintenance costs of the Policy. These expenses include a 9% sales load, a 2.1% state premium tax charge and a 1.25% federal income tax charge. The state premium tax charge reimburses the Company for taxes it pays to states and municipalities in which the Policy is sold. The amount of tax assessed by a state or municipality may be more or less than the charge. The federal income tax charge reimburses the Company for its increased federal tax liability under the Federal Tax Laws. The Company has determined that these tax charges are reasonable in relation to its increased tax liability, but reserves the right to increase these tax charges due to changes in the Tax Laws that increase the Company's tax liability. The total Premium Load is equal to 12.35% of each premium payment.

            Charges & Fees Assessed Against the Total Account Value
            Charges and fees assessed against the Total Account Value will be deducted from the Separate Account Value and the Fixed Account Value in the same proportion that these values bear to the sum of the Fixed Account Value and the Separate Account Value on the date of the deduction. This is accomplished by liquidating Accumulation Units and withdrawing the value of the liquidated Accumulation Units from each Variable Option in the same proportion as their respective values have to the sum of Your Fixed Account and Separate Account Values. (See Accumulation Units)

            Transfers within Accounts
            You may transfer all or part of each Fund to any other Fund or to the Fixed Account Value at any time. We reserve the right to charge an administrative fee of $25 for each transfer over 12 transfers per year.

            Monthly Deductions
            The Monthly Deduction includes the Cost of Insurance, a Policy fee, a monthly administrative expense charge and any charges for Supplementary Benefits. Monthly Deductions begin on the Issue Date, even if the Issue Date is earlier than the date the application is signed, and occur on each Monthly Deduction Day thereafter. If the Policy's issuance is delayed due to underwriting requirements, the charges will not be assessed until the underwriting is complete and the application for the Policy is approved. (See Premium Payments)

            Cost of Insurance
            The Cost of Insurance charge is related to the Company s expected mortality cost for Your basic insurance coverage under the Policy, not including any supplemental benefit provisions that You may elect through a Policy rider. The Cost of Insurance charge is equal to the Amount at Risk multiplied by a monthly

            Cost of Insurance rate. The Cost of Insurance rate is variable and is based on both Insureds' issue ages, sex (where permitted by law), number of Policy Years elapsed and premium class. Because the Total Account Value and, under certain circumstances, the Death Benefit of the Policy may vary from month to month, the Cost of Insurance charge may also vary on each Monthly Deduction Day. In addition, You should note that the Cost of Insurance charge is related to the difference between the Death Benefit payable under the Policy and the Total Account Value of the Poli-cy. An increase in the Total Account Value or a decrease in the Death Benefit may result in a smaller Cost of Insurance charge while a decrease in the Total Account Value or an increase in the Death Benefit may result in a larger cost of insurance charge.

            The Cost of Insurance rate for standard risks will not exceed those based on the 1980 Commissioners Standard Ordinary Mortality Tables (1980 Tables). Substandard risks will have monthly deductions based on Cost of Insurance rates which may be higher than those set forth in the 1980 Tables. A table of guaranteed maximum Cost of Insurance rates per $1,000 of the Amount at Risk will be included in each Policy. The Monthly Cost of Insurance rates may be adjusted by Us from time to time. Adjustments will be on a class basis and will be based on Our estimates for future factors such as mortality, investment income, expenses, and the length of time Policies stay in force. Any adjustments will be made on a nondiscriminatory basis.

            Policy Fee and Monthly Administrative Expense Charge
            The Monthly Deduction amount also includes a Policy fee of $69 a month during the first Policy Year and $9 a month during subsequent Policy Years (We reserve the right to charge $74 a month during the first Policy Year and $14 a month during subsequent Policy Years) and an administrative charge of $0.01 a month per $1,000 of Specified Amount for 20 Policy Years from the Issue Date of the Policy or increase. (We reserve the right to charge $0.03 a month per $1,000 of Specified Amount for all Policy Years). These charges are for items such as underwriting and issuance, premium billing and collection, policy value calculation, confirmations and periodic reports. The monthly Policy fee and administrative expense charge is not expected to exceed our actual costs.

            Charges for Supplemental Benefits
            If You elect any supplemental benefits through adding riders to the Policy, a supplemental benefits charge will be included in the Monthly Deduction amount. The amount of the charge will vary depending upon the actual supplemental benefits selected and is described on each applicable Policy rider.

            Charges & Fees Assessed Against the Separate Account

            Mortality and Expense Risk Charge

            A mortality and  expense risk  charge will be  deducted from  the
            Separate Account Value to compensate the Company for the aggregate mortality and expense risks assumed in connection with the Policy. The mortality risk assumed by the Company is that Insureds, as a group, may live for a shorter period of time than estimated and that the Company will, therefore, pay a Death Benefit before collecting a sufficient Cost of Insurance charge. The expense risk assumed is that expenses incurred in issuing and administering the Policies and operating the Separate Account will be greater than the administrative charges estimated for such expenses.

            The mortality and expense risk charge will be deducted daily and currently equals an annual rate of 0.85% of the average daily net assets of the Separate Account. The Company reserves the right to increase or decrease the mortality and expense risk charge if it believes that circumstances have changed so that current charges are no longer appropriate. However, in no event will the charge exceed 0.90% of average daily net assets on an annual basis. If the mortality and expense risk charge in effect at any time after the later of Policy Year 10 or the Younger Insured's Attained Age 65 is less than 0.90%, the amount of this daily charge at that time will be reduced to 0.00% although the Company reserves the right to increase the charge thereafter to 0.90%.

            The Separate Account is not subject to any taxes. However, if taxes are assessed against the Separate Account, We reserve the right to assess taxes against the Separate Account Value.

            Charges Assessed Against the Underlying Funds
            Most expenses incurred in the operation of the Funds are borne by that Fund. Each Fund has an investment adviser and pays an investment advisory fee, which is deducted daily from each Fund s net assets. Fund advisers may reimburse the Funds for some or all of these expenses. The investment advisory fees and other expenses applicable to each of the Funds are described in detail in the individual prospectuses for the Funds.

            Charges Deducted Upon Surrender
            If, during the first 20 Policy Years, the Policy is totally surrendered or lapses, or a Partial Surrender reduces the Specified Amount, a Surrender Charge will be deducted from the Total Account Value. This charge is imposed in part to recoup distribution expenses and in part to recover certain first year administrative costs. The maximum Surrender Charges are included in each Policy and are in compliance with each state's nonforfeiture law.

            The maximum Surrender Charge, as specified in the Policy, is based on the Specified Amount. It also depends on the Issue Age, risk classification and, in most states, sex of the Insureds.

            If You increase the Specified Amount, a new Surrender Charge will be applicable, in addition to the then existing Surrender Charge. This charge will be effective on the Issue Date for the increase and remain in effect for twenty years. In general, the additional Surrender Charge will be calculated assuming that all premium payments received after the increase are proportionately allocated as payments on the initial Specified Amount and on the incremental increase in the Specified Amount. Supplemental Policy Specifications will be sent to You once the change is complete and will reflect the maximum additional Surrender Charge in the Table of Maximum Surrender Charges.

            Any decrease in the Specified Amount will not reduce the original or any additional Surrender Charge.

            Any Surrender Charge imposed is based upon the premium actually paid under the Policy and will comply with SEC rules for maximum sales loads. This will vary with the Issue Ages, premium class, sex (where allowed), Specified Amount of insurance and the existence of certain supplementary benefits. For the illustration contained in this Prospectus, using a Planned Premium of $2,688, the Surrender Charge would be, at all times, limited to the lesser of (a) or (b) where (a) is $4,914 (180% of the Guideline Annual Premium for the Policy) minus 9% of premium previously paid and (b) is 41% of premium previously paid. At all times during the first 2 Policy Years, the Surrender Charge is additionally limited to 20% of premium paid up to $2,730 (the Guideline Annual Premium for the Policy), plus 1% of premium up to $5,460 (200% of the Guideline Annual Premium for the Policy). The Guideline Annual Premium for Your Policy will be set forth in the Policy Specifications.

            The illustration contained in this Prospectus shows Surrender Charges that have been limited based on the illustrated premium.

            Surrender Charges on Full and Partial Surrenders
            All applicable surrender Charges are imposed on Full surrenders.

            A proportional percentage of all Surrender Charges is imposed on Partial Surrenders. The proportional percentage is the amount of the net Partial Surrender divided by the sum of the Separate Account Value and the Fixed Account Value less full Surrender Charges. When a Partial Surrender is made, any applicable remaining Surrender Charges will be reduced in the same proportion. A transaction charge of $25 will be made against the Separate Account for each Partial Surrender.

            (See Partial Surrenders)

            Allocation of Premiums
            You may allocate all or a part of Your Net Premiums to the Funds currently available through the Separate Account in connection with the Policy and/or You may allocate all or a part of Your Net Premiums to the Fixed Account.

            The Funds
            The Separate Account currently invests in shares of the Funds listed below. Net Premiums applied to the Separate Account will be invested in the Funds in accordance with the selection made by the Policyowner. Funds may be added or withdrawn as permitted by applicable law. Shares of the Funds are not sold directly to the general public. Each of the Funds is available only through the purchase of variable annuities or variable life insurance policies. (See Mixed and Shared Funding)

            The investment results of the Funds, whose investment objectives are described below, are likely to differ significantly. There is no assurance that any of the Funds will achieve their respective investment objectives. Investment in some of the Funds involves special risks, which are described in their respective prospectuses. You should read the prospectuses for the Funds and consider carefully, and on a continuing basis, which Fund or combination of Funds is best suited to Your long-term investment objectives. Except where otherwise noted, all of the Funds are diversified, as defined in the Investment Company Act of 1940.

            - Aetna Variable Fund seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks.

            - Aetna Income Shares seeks to maximize total return, consis-tent with reasonable risk, through investments in a diversi-fied portfolio consisting primarily of debt securities.

            - Aetna Variable Encore Fund seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. An investment in this Fund is neither insured nor guaranteed by the U.S. Government.

            - Aetna Investment Advisers Fund, Inc. seeks to maximize investment return consistent with reasonable safety of principal by investing in one or more of the following asset classes: stocks, bonds and cash equivalents based on the Company's judgment of which of those sectors or mix thereof offers the best investment prospects.

            - Aetna Generation Portfolios, Inc. - Aetna Ascent Variable Portfolio seeks to provide capital appreciation by allocating its investments among equities and fixed income securities. Aetna Ascent is managed for investors who generally have an investment horizon exceeding 15 years, and who have a high level of risk tolerance. See the Fund s prospectus for a discussion of the risks involved.

            - Aetna Generation Portfolios, Inc. - Aetna Crossroads Variable Portfolio seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized) by allocating its investments among equities and fixed income securities. Aetna Crossroads is managed for investors who generally have an investment horizon exceeding 10 years and who have a moderate level of risk tolerance.

            - Aetna Generation Portfolios, Inc. - Aetna Legacy Variable Portfolio seeks to provide total return consistent with preservation of capital by allocating its investments among equities and fixed income securities. Aetna Legacy is managed for investors who generally have an investment horizon exceeding five years and who have a low level of risk tolerance.

            - Alger American Fund - Alger American Small Capitalization Portfolio seeks capital appreciation through investments in the common stock of smaller companies offering the potential for significant price gain. It invests at least 85% of its net assets in equity securities and at least 65% of its net assets in equity securities of companies that, at the time of purchase, have "total market capitalization" (present market value per share multiplied by the total number of shares outstanding) of less than $1 billion. Investing in smaller companies may present risks not present in in-vestments in larger companies. See the Fund's prospectus for a discussion of these risks.

            - Fidelity Investments Variable Insurance Products Fund - Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Fund will also consider the potential for capital appreciation.

            - Fidelity Investments Variable Insurance Products Fund - Contrafund Portfolio seeks maximum total return over the long term by investing its assets mainly in equity securities of companies that are undervalued or out-of-favor.

            - Janus Aspen Series - Growth Portfolio seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks of a large number of issuers of any size. The Portfolio generally emphasizes issuers with large market capitalizations.

            - Janus Aspen Series - Aggressive Growth Portfolio seeks long-term growth of capital by emphasizing investments in common stocks of companies with a market capitalization between $1 billion and $5 billion and is nondiversified.

            - Janus Aspen Series - Worldwide Growth Portfolio seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic issuers of any size. The Portfolio normally invests in issuers from at least five different countries, including the United States. International investments involve risks not present in U.S. securities. See the Portfolio's prospectus for a discussion of these risks.

            - Janus Aspen Series - Balanced Portfolio seeks long-term growth of capital consistent with preservation of capital and balanced by current income. The Portfolio is designed for investors who want to participate in the equity markets through a more moderate investment than a pure growth fund. Investments in income-producing securities are intended to result in a portfolio that provides a more consistent total return than may be attainable through investing solely in growth stocks. The Portfolio is not designed for investors who desire a consistent level of income.

            - Janus Aspen Series - Short-Term Bond Portfolio seeks as high a level of current income as is consistent with preservation of capital by investing primarily in short- and intermediate-term fixed income securities. The Portfolio will normally maintain a dollar-weighted average portfolio maturity of less than three years, but not to exceed five years depending upon its portfolio manager's opinion of prevailing market, financial and economic conditions.

            - Scudder Variable Life Investment Fund - International Portfolio seeks long term growth of capital primarily through diversified holdings of marketable foreign equity investments. Investing in foreign securities may involve a greater degree of risk than investing in domestic securities. See the Fund's prospectus for a discussion of these risks.

            - TCI Portfolios, Inc. - TCI Growth (a Twentieth Century Fund) seeks capital growth by investing in common stocks (including securities convertible into common stocks) and other securities that meet certain fundamental and technical standards of selection, and, in the opinion of TCI Growth's management, have better than average potential for appreciation. The Portfolio tries to stay fully invested in such securities, regardless of the movement of prices generally. The Portfolio may invest in foreign securities. Foreign investing involves risks that differ from those involved in domestic investing. See the Portfolio's prospectus for a discussion of these risks.

            Some of the above Funds may use instruments known as derivatives as part of their investment strategies, as described in their respective prospectuses. The use of certain derivatives such as inverse floaters and principal only debt instruments may involve higher risk of volatility to a Fund. The use of leverage in con-nection with derivatives can also increase risk of losses. See the prospectus for the Fund for a discussion of the risks associ-ated with an investment in those Funds.

            Fund Investment Advisers
            The following table identifies the investment adviser for each Fund.

            Fund                                    Investment Adviser

            Aetna Variable Fund                Aetna Life Insurance and Annuity
                                                      Company (ALIC)
            Aetna Income Shares                ALIAC
            Aetna Variable Encore Fund         ALIAC
            Aetna Investment Advisers
              Fund, Inc.                       ALIAC
            Aetna Ascent Variable Portfolio    ALIAC
            Aetna Crossroads
              Variable Portfolio               ALIAC
            Aetna Legacy Variable Portfolio    ALIAC
            Alger American Small Cap Portfolio Fred Alger Management, Inc.
            Fidelity VIP
              Equity-Income Portfolio          Fidelity Management & Research
                                                     Company
            Fidelity VIP Contrafund Portfolio  Fidelity Management & Research
                                                     Company
            Janus Aspen Growth Portfolio       Janus Capital Corporation
            Janus Aspen Aggressive
              Growth Portfolio                 Janus Capital Corporation
            Janus Aspen Worldwide
              Growth Portfolio                 Janus Capital Corporation
            Janus Aspen Balanced Portfolio     Janus Capital Corporation
            Janus Aspen Short-Term
              Bond Portfolio                   Janus Capital Corporation
            Scudder International Portfolio    Scudder, Stevens & Clark, Inc.
            TCI Growth                         Investors Research Corporation

            Mixed and Shared Funding; Conflicts of Interest
            Shares of the Funds are available to insurance company separate accounts which fund variable annuity contracts and variable life insurance policies, including the Policy described in this Prospectus. Because Fund shares are offered to separate accounts of both affiliated and unaffiliated insurance companies, it is conceivable that, in the future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in these Funds simultaneously, since the interests of such Policyowners or contractholders may differ. Although neither the Company nor the Funds currently foresees any such disadvantages either to variable life insurance or to
            variable   annuity   Policyowners,    each   Fund's   Board    of
            Trustees/Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force that Fund to sell portfolio securities at disadvantageous prices.

            Fund Additions, Deletions or Substitutions
            The Company reserves the right, subject to compliance with appropriate state and federal laws, to add additional Fund(s) or cease to make Fund shares available under the Policy prospectively. The Company may substitute shares of one Fund for shares of another Fund if, among other things, (a) it is determined that a Fund no longer suits the purpose of the Policy due to a change in its investment objectives or restrictions; (b) the shares of a Fund are no longer available for investment; or
            (c) in the Company s view, it has become inappropriate to continue investing in the shares of the Fund. Substitution may be made with respect to both existing investments and the investment of any future premium payments. However, no substitution of securities will be made without prior notice to Policyowners, and without prior approval of the SEC or such other regulatory authorities as may be necessary, all to the extent required and permitted by the Investment Company Act of 1940 or other applicable law.

            Fixed Account
            Interests in the Fixed Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. However, disclosure in this Prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Prospectus relating to the Fixed Account has not been reviewed by the SEC.

            The Fixed Account is a fixed funding option available under the Policy. The Company guarantees a minimum interest rate on amounts in the Fixed Account and assumes the risk of investment gain or loss. The investment gain or loss of the Separate Account or any of the Funds does not affect the Fixed Account Value.

            The Fixed Account is secured by the general assets of the Company. The general assets of the Company include all assets of the Company other than those held in separate accounts sponsored by the Company or its affiliates. The Company will invest the assets of the Fixed Account in those assets chosen by the Company, as allowed by applicable law. Investment income of such Fixed Account assets will be allocated by the Company between itself and those policies participating in the Fixed Account.

            The Company guarantees that, at any time, the Fixed Account Value will not be less than the amount of the Net Premiums allocated to the Fixed Account, plus interest at an annual rate of not less than 4%, less the amount of any Partial Surrenders, Policy Loans or Monthly Deductions. If the interest rate credited is greater than 4%, additional guaranteed excess interest of .85% will be credited to the Fixed Account Value beginning in Policy Year 11 or, if later, at the younger Insured's Attained Age 65.


            Policy Choices

            Premium Payments
            The Policy is a flexible premium life insurance policy in that the Policyowner has the right to decide when to make premium payments and in what amounts. Your Policy provides various premium levels at which You may make payments. They are the Planned Premium, Basic Monthly Premium and the Guaranteed Death Benefit to the Younger Insured's Attained Age 100 Premium. Each of these will be shown in Your Policy. Alternatively, You make any other premium payments You wish as Additional Premiums.

            Payment of the Basic Monthly Premium, Guaranteed Death Benefit to the Younger Insured's Age 100 Premium, Planned Premiums, or Additional Premiums in any amount will not, except as noted below, guarantee that Your policy will remain in force.
            Conversely, failure to pay Basic Monthly Premiums, Planned Premiums or Additional Premiums will not necessarily cause Your Policy to lapse. Not paying Your applicable Guaranteed Death Benefit premium will, however, cause the Guaranteed Death Benefit to terminate and may cause the No Lapse Coverage not to be applicable. (See Guaranteed Death Benefit and No Lapse Coverage)

            Planned Premiums are those premiums We agree to bill on an annual, semiannual or quarterly basis. Pre-authorized automatic monthly check payments may also be arranged. Planned Premium due dates are measured from the Issue Date. The Planned Premium is also due on the Issue Date. You may request as Your Planned Premium for Your Policy the Basic Monthly Premium or the Guaranteed Death Benefit to the Younger Insured's Attained Age 100 Premium.

            You may increase Your Planned Premium at any time by submitting a Written Request to us or by paying Additional Premium. We may require evidence of insurability if the Additional Premium or the new Planned Premium during the current Policy Year would increase the difference between the Death Benefit and the Total Account Value. If satisfactory evidence of insurability is requested and not provided, We will refund the increase in premium without interest and without participation of such amounts in the Funds.

            Premiums paid in excess of the Planned Premium or an increase in Your Planned Premium may cause the Policy to be classified as a "Modified Endowment Contract" for federal income tax purposes. (See Tax Matters)

            At the time You apply for a Policy, if You have paid sufficient premiums and have answered favorably certain questions relating to each Insured's health, a temporary insurance agreement (where approved for use) in the amount applied for will be provided.

            Under limited circumstances, We may backdate a Policy, upon request, by assigning an issue Date earlier than the date the application is signed but no earlier than six months prior to state approval of the Policy. Backdating may be desirable, for example, so that You can purchase a particular Policy Specified Amount for lower Cost of Insurance Rates based on a younger insurance age. For a backdated Policy, You must pay the premium for the period between the Issue Date and the date the application is received at the Home Office. Backdating of Your Policy will not affect the date on which Your premium payments are credited to the Separate Account and You are credited with Accumulation Units. You cannot be credited with Accumulation
            Units until Your Net Premium is actually deposited in the Separate Account. (See Accumulation Units)

            After the first premium payment, all premiums must be sent directly to our Home Office and will be deemed received when actually received at the Home Office. Your premium payments will be allocated as You have directed, effective the Valuation Period when each payment is actually received in the Home Office.

            You may reallocate Your future premium payments at any time by Your request to us. Allocations must be changed in whole percentages. The change will be effective as of the date of the next premium payment after You notify Us. We will send You confirmation of the change. (See Transfers and Allocations to Funding Options)

            Guaranteed Death Benefit
            The Guaranteed Death Benefit provision assures that, the Policy will not lapse if certain premiums are paid when due. As long as there are no outstanding Policy Loans, have been no Partial Surrenders and all the Guaranteed Death Benefit premiums due since the Issue Date are paid on or before each Monthly Deduction Day, the Policy will not lapse even if the Surrender Value is insufficient to satisfy the current Monthly Deductions. If on a

            Monthly Deduction Day, all or part of the applicable Guaranteed Death Benefit premiums have not been paid, You will have 61 days from the Monthly Deduction Day to pay the amount of the applicable Guaranteed Death Benefit premiums due. Failure to do so will cause the corresponding Guaranteed Death benefit to terminate. The Guaranteed Death Benefit is available to the younger Insured's Attained Age 80 or to the younger Insured's Attained Age 100.

            The Guaranteed Death Benefit to the Younger Insured's Attained Age 80 assures that Your Policy will not lapse prior to the later of the younger Insured's Attained Age 80 or 10 Policy Years from the Issue Date. The premium for this Guaranteed Death Benefit is the Basic Monthly Premium.

            The Guaranteed Death Benefit to the Younger Insured's Attained Age 100 assures that Your Policy will not lapse prior to the younger Insured's Attained Age 100. The premium for this Guaranteed Death Benefit is the Guaranteed Death Benefit to the Younger Insured's Age 100 Premium.

            If the Guaranteed Death Benefit to the Younger Insured's Attained Age 100 has terminated because sufficient payments have not been made, We will determine if the condition for the Guaranteed Death Benefit to the Younger Insured's Attained Age 80 has been satisfied. If satisfied, the Guaranteed Death Benefit Provision to the Younger Insured's Age 100 will terminate and the conditions set forth in the Guaranteed Death Benefit to the Younger Insured's Age 80 provision will be applicable.

            The Guaranteed Death Benefit may not be available in all circumstances and is only available in those states where it is approved. Once terminated, the Guaranteed Death Benefit to the Younger Insured's Attained Age 80 and the Guaranteed Death Benefit to the Younger Insured's Attained Age 100 provisions cannot be reinstated.

            No Lapse Coverage Provision
            The Policy will not terminate within the 5-year period after its Issue Date or the Issue Date of any increase if sufficient premiums have been paid. The Policy will not terminate if on any Monthly Deduction Day within that period the sum of premiums paid within that period equals or exceeds (a) the sum of the Basic Monthly Premiums for each Policy Month from the start of the period, including the current month; plus (b) any Partial Surrenders; plus (c) any increase in the Loan Account Value since the start of the period.

            If on any Monthly Deduction Day within the 5-year period the sum of premiums paid is less than the sum of items (a), (b) and (c) above and the Total Account Value is less than the Monthly Deduction the Policy will enter the Grace Period. Additional premiums payments must be paid to prevent the termination of the Policy. (See Grace Period)

            After the 5-year period expires, on each Monthly Deduction Day, the Surrender Value must be greater than the Monthly Deduction to prevent activation of the Grace Period provision of the Policy, unless a Guaranteed Death Benefit is in force. (See Guaranteed Death Benefit and Grace Period)

            Death Benefit Options
            At the time of purchase, You must choose between the two available Death Benefit Options. The amount payable upon the Second Death is based upon one of the following Death Benefit Options You choose.

            Under Option 1 the Death Benefit will be the greater of: (a) the Specified Amount or (b) a percentage of the Total Account Value. This Percentage is 1 divided by the Net Single Premium per dollar of Specified Amount.

            Under Option 2 the Death Benefit will be the greater of: (a) the Specified Amount plus the Total Account Value on the date of death or (b) a percentage of the Total Account Value. This percentage is 1 divided by the Net Single Premium per dollar of Specified Amount. Option 2 provides a varying Death Benefit which increases or decreases over time, depending upon the amount of premium paid and the investment performance of the Fund(s) You choose.

            Under both Option 1 and Option 2, the Death Benefit may be affected by Partial Surrenders. The Death Benefit payable under either Option will be reduced by the amount necessary to repay the Loan Account Value in full and, if the Policy is within the Grace Period, any payment required to keep the Policy in force. (See Partial Surrenders)

            Transfers and Allocations to Funding Options
            At any time prior to the Maturity Date, You may transfer all or part of each Fund Account Value to any other Fund or to the Fixed Account Value at any time. Funds may be transferred between the Funds or from the Funds to the Fixed Account. We reserve the right to charge an administrative fee of $25 for more than 12 transfers per year.

            We reserve the right to limit the total number of Funds You may elect to 15 over the lifetime of the Policy.

            Within the forty-five days following the Policy Anniversary, You may request a transfer of a portion of the Fixed Account Value to one or more of the Funds. This type of transfer is allowed only once within this forty-five day period, and We must receive Your request at the Home Office within the forty-five day period. The transfer will be effective on the Valuation Date that Your request is received by the Home Office. The amount of such transfer cannot exceed 25% of the Fixed Account Value.

            Accumulation Units for each Variable Option will be added to or subtracted from Your Separate Account Value, based on each Variable Option's Accumulation Unit Value at the end of the Valuation Period when request for such transfer is received by Us. A dollar amount will be added to or subtracted from the Fixed Account Value according to the terms of Your request for transfer. You should carefully consider current market conditions and each Fund's investment policies and related risks before allocating money to the Funds. (See Premium Payments and Accumulation Units)

            Telephone Transfers
            You may request a transfer of Account Values either in writing or by telephone. In order to make telephone transfers, a written telephone transfer authorization form must be completed by the Policyowner and returned to the Company at its Home Office. Once the form is processed, the Policyowner may request a transfer by telephoning the Company at 1-800-334-7586. All transfers must be in accordance with the terms of the Policy.

            Transfer instructions are currently accepted on each Valuation Date. Once instructions have been accepted, they may not be rescinded; however, new telephone instructions may be given on the following day. If the transfer instructions are not in good order, the Company will not execute the transfer and You will be notified.

            We will use reasonable procedures, such as requiring identifying information from callers, recording telephone instructions, and providing written confirmation of transactions, in order to confirm that telephone instructions are genuine. Any telephone instructions which We reasonably believe to be genuine will be Your responsibility, including losses arising from any errors in the communication of instructions. As a result of this procedure, the Policyowner will bear the risk of loss. If the Company does not use reasonable procedures, as described above, it may be liable for losses due to unauthorized instructions.

            Automated Transfers (Dollar Cost Averaging)
            Dollar Cost Averaging describes a system of investing a uniform sum of money at regular intervals over an extended period of time. Dollar Cost Averaging is based on the economic fact that buying a security with a constant sum of money at fixed intervals results in acquiring more of the item when prices are low and less of it when prices are high.

            You may establish automated transfers of Fund Account Values on a monthly or quarterly basis from the Aetna Variable Encore Fund to any other Fund through Written Request or other method acceptable to the Company. Dollar Cost Averaging is not permitted to or from the Fixed Account. You must have a minimum of $5,000 allocated to the Aetna Variable Encore Fund in order to enroll in the Dollar Cost Averaging program. The minimum automated transfer amount is $50 per month. You may start or stop participation in the Dollar Cost Averaging program at any time, but You must give the Company at least 30 days notice to change any automated transfer instructions that are currently in place. The Company reserves the right to suspend or modify automated transfer privileges at any time.

            Before participating in the Dollar Cost Averaging program, You should consider the risks involved in switching between investments available under the Policy. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses. Therefore, You should carefully consider market conditions and each Fund s investment policies and related risks before electing to participate in the Dollar Cost Averaging Program.

            Policy Values

            Total Account Value
            Once Your Policy has been issued, each Net Premium allocated to a Variable Option of the Separate Account is credited in the form of Accumulation Units of the Variable Option based on that Variable Option's Accumulation Unit Value. Each Net Premium will be credited to Your Policy at the Accumulation Unit Value(s) determined for the Valuation Period in which it is received and accepted by Us at Our Home Office following the Issue Date of the Policy. The number of Accumulation Units credited is determined by dividing the Net Premium by the value of an Accumulation Unit computed after the premium is received and accepted by Us. Since each Variable Option has a unique Accumulation Unit Value, if You have elected a combination of Variable Options You will have Accumulation Units credited to Your Separate Account Value for each Variable Option.

            The Total Account Value of Your Policy is determined by: (a) multiplying the total number of Accumulation Units credited to the Policy for each applicable Variable Option by its appropriate current Accumulation Unit Value; (b) if You have elected a combination of Variable Options, totaling the resulting value; and (c) adding any values attributable to the Fixed Account and any values attributable to the Loan Account Value.

            The number of Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of an Accumulation Unit. The number is increased by subsequent contributions to or transfers into a Variable Option, and decreased by charges and withdrawals from that Variable Option.

            The Fixed Account Value reflects amounts allocated to the general account through payment of premiums or transfers from the Separate Account. Amounts allocated to the Fixed Account Value are guaranteed; however there is no assurance that the Separate Account Value of the Policy will equal or exceed the Net Premiums paid and allocated to the Separate Account.

            You will be advised at least annually as to the number of Accumulation Units which remain credited to the Policy, the current Accumulation Unit Values, the Separate Account Value, the Fixed Account Value, and the Total Account Value.

            Accumulation Unit Value
            The value of an Accumulation Unit for any Valuation Period is determined by multiplying the value of an Accumulation Unit for the immediately preceding Valuation Period by the net investment factor for the current period for the appropriate Variable Option. The net investment factor equals the net investment rate plus 1.0. The net investment rate is determined separately for each Variable Option as follows:

            The net investment rate equals (a) the net assets of the Variable Option held in Variable Life Account B at the end of a Valuation Period; minus (b) the net assets of the Variable Option held in Variable Life Account B at the beginning of that Valuation Period, adjusted by any taxes or provisions for taxes attributable to the operation of Variable Life Account B; divided by (c) the value of the Variable Option's Accumulation Units held in Variable Life Account B at the beginning of the Valuation Period; minus (d) a daily charge for mortality and expense risk expenses.

            Maturity Value
            The Maturity Value of the Policy is the Total Account Value less the Loan Account Value less any unpaid accrued interest.

            Surrender Value
            The Surrender Value of the Policy is the amount You can receive in cash by surrendering the Policy. All or part of the Surrender Value may be applied to one or more of the Settlement Options described in this Prospectus or in any manner to which We agree and that We make available. (See Charges Deducted Upon Surrender)

            Policy Rights

            Full Surrenders
            By Written Request, You may surrender the Policy for its Full Surrender Value at any time before the Maturity Date while one or both Insureds is alive. All insurance coverage under the Policy will end on the date of the Full Surrender. The Full Surrender Value will equal (a) the Total Account Value on the date of surrender; less (b) the Surrender Charge; less (c) the Loan

            Account Value plus any accrued interest. We will require return of the Policy. (See Right to Defer Payment, Policy Settlement and Payment of Benefits)

            Partial Surrenders
            By Written Request, You may, at any time after the expiration of the Right of Policy Examination, partially surrender the Policy.

            A Partial Surrender Charge will be deducted from the amount of the Total Account Value which is surrendered. The minimum amount of any Partial Surrender after any Partial Surrender charge is applied is $500. We may also charge an administrative fee of $25.

            The Partial Surrender charge will be in proportion to the Surrender Charge that would apply to a Full Surrender. The proportion will be computed as the amount of the net Partial Surrender divided by the sum of the Fixed Account Value and the Separate Account Value less the Full Surrender Charge. When the Partial Surrender is made, any future Surrender Charge will be reduced in the same proportion.

            The Partial Surrender Charge, and the net amount surrendered will reduce the Policy's values as described in the Charges Deducted Upon Surrender section.

            If the Death Benefit Option for the Policy is Option 1, a Partial Surrender will reduce the Total Account Value, Death Benefit, and Specified Amount. The Specified Amount and Total Account Value will be reduced by equal amounts. However, We will not allow a Partial Surrender if the Specified Amount will be reduced below the minimum Specified Amount of $250,000.

            If the Death Benefit Option for the Policy is Option 2, a Partial Surrender will reduce the Total Account Value and the Death Benefit. The Specified Amount will not be reduced.

            If the Death Benefit for the Policy is determined as the Total Account Value divided by the Net Single Premium, the Partial Surrender may not reduce the Specified Amount.

            A reduction in the Specified Amount will cause a reduction in the required premiums for the Guaranteed Death Benefit. The future premium required to maintain the Guaranteed Death Benefit will be based on the new Specified Amount.

            If, at the time of a Partial Surrender, Your Total Account Value is attributable to the Separate Account and the Fixed Account, the Surrender Charge, the transaction charge and the amount paid to You upon the Partial Surrender will be deducted from the Separate Account Value and the Fixed Account Value in the same proportion as these values bear to the sum of the Fixed Account Value and the Separate Account Value on the date of the deduction. This is accomplished by liquidating Accumulation Units and withdrawing the value of the liquidated Accumulation Units from each Variable Option in the same proportion as their respective values have to the sum of Your Fixed Account and Separate Account Values. (See Right to Defer Payment, Policy Changes and Payment of Benefits)

            Paid-Up Nonforfeiture Option
            By Written Request, You may elect, at any time before the Maturity Date, to continue the Policy as paid-up life insurance.

            The Surrender Value will be applied as a Net Single Premium to determine the Specified Amount of the paid-up insurance. The cost of the paid-up insurance will be based on the guaranteed maximum Cost of Insurance Rates in the Policy and an interest rate of 4.0% compounded annually. However, the Specified Amount of the paid-up insurance cannot exceed the Death Benefit under the Policy as of the effective date of the paid-up insurance. Any excess Surrender Value will be refunded to You.

            Full and Partial Surrenders and Policy Loans, as described in this Prospectus, will be allowed if the Policy is continued in force as paid up insurance.

            Proceeds payable under this option upon death or maturity will equal the Specified Amount less debt of the paid up insurance. (See Tax Matters)

            Grace Period
            If the Surrender Value is insufficient to satisfy a Monthly Deduction on the Monthly Deduction Day, We will allow You 61 days of grace for payment of an amount sufficient to continued coverage. We may require payment of the amount necessary to keep the Policy in force for the current month plus two additional months.

            Written notice will be mailed to Your last known address, according to Our records, not less than 61 days before termination of the Policy. This notice will also be mailed to the last known address of any assignee of record.

            During the days of grace the Policy will stay in force. If the Second Death occurs during the days of grace, We will deduct an amount required to keep the Policy in force from the Death Benefit.

            If payment is not made within 61 days after the Monthly Deduction Day, the Policy will terminate without value at the end of the Grace Period. The termination will be effective on the Monthly Deduction Day for the first unpaid Monthly Deduction.

            Reinstatement of a Lapsed Policy
            If the Policy terminates as provided in its Grace Period benefit, it may be reinstated. To reinstate the Policy, the following conditions must be met:

            -         The Policy has not been fully surrendered.

            - You must apply for reinstatement within 5 years after the date of termination and before the Maturity Date.

            - We must receive evidence of insurability, satisfactory to Us, on each Insured.

            - We must receive a premium payment sufficient to keep the Policy in force for the current month plus two additional months.

            Supplemental Benefits will be reinstated only with Our consent. (See Grace Period and Premium Payments)

            Coverage Beyond Maturity
            You may elect to continue coverage beyond the Maturity Date provided the Policy is in force on the Maturity Date. If elected, on the Maturity Date the Separate Account Value of the Policy will be transferred to the Fixed Account where it will continue to earn interest as described in the Policy. Monthly Deduction Amounts will continue to be deducted, with a Cost of Insurance rate equal to zero. Only payments required to keep the policy in force will be accepted beyond the Maturity Date.

            The Policy may be subject to certain adverse tax consequences when continued beyond the Maturity Date.

            All other rights and benefits as described in the Policy will be available before the Second Death.

            Coverage Beyond Maturity is not permitted in New York.

            Right to Defer Payment
            Payments of any Separate Account Value will be made within 7 days after Our receipt of Your Written Request. However, the Company reserves the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange is closed (except holidays or weekends);
            (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that disposal of the securities held in the Funds is not reasonably practicable or it is not reasonably practicable to determine the value of the Funds net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. For payment from the Separate Account in such instances, We may defer payment of Full Surrender and Partial Surrender Values, any Death

            Benefit in excess of the current Specified Amount, and any portion of the Loan Value.

            Payment of any Fixed Account Value may be deferred for up to six months, except when used to pay amounts due Us.

            Policy Loans
            We will grant loans at any time after the expiration of the Right of Policy Examination and before the Maturity Date. The amount of the loan will not be more than the Loan Value. Unless otherwise required by state law, the Loan Value for this Policy is 90% of the sum of the Fixed Account Value and the Separate Account Value.

            The amount of the loan will be transferred out of the Fixed Account and Separate Account Values as described in the Policy Values section. The loan amount increases the Loan Account Value. The loan may be repaid in full or in part at any time prior to the Maturity Date as long as this Policy is in force and one or both Insureds is alive. The amount necessary to repay all loans in full is the Loan Account Value plus any accrued interest. Loan repayments will be allocated to the Fixed Account Value and the Separate Account Value in the same proportion in which the loan was taken. The Loan Account Value will be reduced by payments You identify as loan repayments. All other payments will be considered premium payments.

            The amount of interest earned on the Loan Account Value and the amount of interest charged to You on a loan depends on whether the loan is considered preferred. A preferred loan is a loan beginning in the 11th Policy Year or upon the younger Insured's Attained Age 65, whichever is later, and on each Policy Anniversary thereafter, that is taken from the Separate Account Value. The interest rate charged on the preferred loan and the interest rate credited to the Loan Account Value is 4%.

            For all other loans, the loan interest rate charged is 8%. The Loan Account Value will earn interest at the guaranteed rate of 4%; however, We may credit interest in excess of this rate.

            Interest is due and payable on the next Policy Anniversary, the date this Policy ends or upon full repayment of the Loan Account Value. Any interest not paid when due will be added to the Loan Account Value on the Policy Anniversary and will itself bear interest on the same terms.

            An outstanding loan amount will decrease the Surrender Value available under the Policy. For example, if a Policy has a Surrender Value of $10,000, You may take a loan of 90% or $9,000, leaving a new Surrender Value of $1,000. If a loan is not repaid, it will permanently decrease the Surrender Value which could cause the Policy to lapse. In addition, the Death Benefit will be decreased because of an outstanding Policy Loan. Furthermore, even if the loan is repaid, the amount of the Death Benefit and the Policy s Surrender Value may be permanently affected since the Loan Account Value is not credited with the investment experience of the Funds.

            Policy Changes
            You may make changes to Your Policy, as described below, by submitting a Written Request to Our Home Office. Supplemental Policy Specifications and/or a notice confirming the change will be sent to You once the change is completed.

            Increase in Specified Amount
            Increases will be allowed at any time while this Policy is in force while both Insureds are alive subject to the following conditions. The increase may be rescinded by You within 45 days of the subsequent application or within 10 days of receipt of the supplemental Policy Specifications and/or notice of the right to rescind the increase, whichever is latest.

            - Satisfactory evidence of insurability on both Insureds will be required.

            - The Issue Date for any increase will be shown in the supplemental Policy Specifications.

            - The Surrender Value immediately after an increase must be at least three times the sum of (a) the most recent Monthly Deduction from the Total Account Value and (b) the Specified Amount of the increase multiplied by the applicable Cost of Insurance Rate divided by 1000.

            - An increase in the Specified Amount will increase the Surrender Charge.

            - The 5-year period as described in the No Lapse Coverage provision will restart on the Issue Date of the increase.

            - The Basic Monthly Premium and the premium required to satisfy the Guaranteed Death Benefit to the Younger Insured's Age 100 will be adjusted when the Specified Amount is increased.


            Decrease in Specified Amount
            You may decrease the Specified Amount of this Policy after the 5th Policy Year, however:

            - We will not allow a decrease in the Specified Amount if the Specified Amount would be reduced below the minimum

                      Specified Amount of $250,000.

            - For a decrease in the Specified Amount, the Issue Date will be the Monthly Deduction Day on or next following the date on which Your Written Request is received.

            - The decrease will reduce any past increases in the reverse order in which they occurred.

            - The Basic Monthly Premium and the premium required to satisfy the Guaranteed Death Benefit to the Younger Insured's Age 100 will be based on the new Specified Amount.

            -         There will be no change in the Surrender Charge.

            Change in Death Benefit Option
            Any change in the Death Benefit Option is subject to the following conditions:
            - We will not allow a change in the Death Benefit Option if the Specified Amount will be reduced below the minimum Specified Amount of $250,000.

            - The change will take effect on the Monthly Deduction Day on or next following the date on which Your Written Request is received.

            -         There will be no change in the Surrender Charge.

            -         Evidence of insurability may be required.

            - Changes from Option 1 to 2 will be allowed at any time while this Policy is in force. The Specified Amount will be reduced to equal the Specified Amount less the Total Account Value at the time of the change.

            - Changes from Option 2 to 1 will be allowed at any time while this policy is in force. The new Specified Amount will be increased to equal the Specified Amount plus the Total Account Value as of the date of the change.

            (See Surrender Charge and Right of Policy Examination)

            Right of Policy Examination
            The Policy has a free look period during which You may examine the Policy. If for any reason You are dissatisfied, it may be returned to Aetna or its representative within 45 days of Application, within 10 days of receipt of the Policy or 10 days after Aetna mails notice of right to cancel, whichever is latest. Return the Policy to Aetna, Individual Life Insurance, at 151 Farmington Avenue, Hartford, Connecticut 06156. Upon its return, the Policy will be deemed void from its beginning. The amount refunded will be (a) the difference between payments made and amounts allocated to Variable Life Account B plus (b) the value of amount allocated to Variable Life Account B on the date the returned contract is received by Aetna plus (c) any charges made under this Policy's terms on the amounts allocated to Variable Life Account B or (d) where required by State law, the entire payment made.

            The Right of Policy Examination also applies to Increases in the Specified Amount. The increase may, for any reason, be rescinded by You within 45 days of the Subsequent Application, or within 10 days of receipt of the Supplemental Policy Specifications and/or notice of the right to rescind the increase, whichever is latest.

            Supplemental Benefits
            The supplemental benefits currently available as riders to the Policy include the following:

            -         Disability Benefit Rider   provides for a credit of the
                      benefit amount described in the Policy in the event of the total disability of the covered Insured.

            - Split Option Amendment Rider allows You, upon election, to exchange the Policy for two individual policies, one on each Insured named in the Policy, subject to the terms of the rider.

            - Four Year Term Rider provides non-participating term insurance for the first four Policy Years. The benefit amount described in the Policy increases the Policy s Death Benefit.

            Other riders for supplemental benefits may become available under the Policy from time to time. The charges for each of these riders are illustrated in Your Policy.

            Death Benefit
            The Death Benefit under the Policy will be paid in a lump sum unless You or the beneficiary have elected that it be paid under one or more of the Settlement Options.

            Payment of the Death Benefit may be delayed if the Policy is being contested. You may elect a Settlement Option for the beneficiary and deem it irrevocable. You may revoke or change a prior election. The beneficiary may make or change an election within 90 days of the Second Death, unless You have made an irrevocable election. The beneficiary who has elected Settlement Option 1 may elect another option after the Second Death.

            All or part of the Death Benefit may be applied under one of the Settlement Options, or such options as We may choose to make available in the future.

            If the Policy is assigned as collateral security, We will pay any amount due the assignee in a lump sum. Any excess Death Benefit due will be paid as elected.

            (See Right to Defer Payment and Policy Settlement)

            Policy Settlement
            Proceeds in the form of Settlement Options are payable by the Company upon the death of the Surviving Insured or upon Full Surrender or upon maturity and may be paid in a lump sum, in whole or in part, under any of the Settlement Options available under the Policy.

            A Written Request may be made to elect, change or revoke a Settlement Option before payments begin under any Settlement Option. This request will take effect upon its filing at our Home Office. If no Settlement Option has been elected by You when the Death Benefit becomes payable to the beneficiary, that beneficiary may make the election.

            The first variable Settlement Option payment will be as of the tenth Valuation Period following Our receipt of the properly-completed election form.

            Settlement Options are funded by Variable Annuity Account B, a separate account of the Company established in 1976 in accordance with the insurance laws of the State of Connecticut. Variable Annuity Account B was formed for the purpose of segregating assets attributable to the variable portion of the variable annuity contracts and variable life settlement options from the Company's other assets. Variable Annuity Account B is registered as a unit investment trust under the Investment Company Act of 1940, and meets the definition of separate account under the federal securities laws. A Variable Annuity Account B prospectus will be provided in connection with selecting a Settlement Option.

            Settlement Options
            The following Settlement Options are available under the Policy:

            -         Option 1 - Payment of interest on the sum left with Us.

            - Option 2 - Payments for a stated number of years, but no more than thirty.

            -         Option 3 - Payments for the lifetime of the  Annuitant.
                      If also chosen, We will guarantee payments for 60, 120, 180, or 240 months.

            - Option 4 - Life Income Based Upon the Lives of Two Payees - an annuity will be paid during the joint lifetimes of two Annuitants. Payments will continue until both Annuitants have died. When this option is chosen, a choice must be made of:

                      (a) 100% of the payment to continue after the first death;

                      (b) 66 2/3% of the payment to continue after the first death;

                      (c) 50% of the payment to continue after the first death;

                      (d) Payments for a minimum of 120 months, with 100% of the payment to continue after the first death; or

                      (e) 100% of the payment to continue to the survivor if the survivor is the original payee, and 50% of the payment to continue to the survivor if the survivor is the second payee.

            In most states, no election may be made that would result in a first payment of less than $25 or that would result in total yearly payments of less than $120. If the value of the Policy is insufficient to elect an option for the minimum amount specified, a lump-sum payment must be elected.

            Calculation of Settlement Option Values
            The value of the Settlement Options will be calculated as set forth in the Policy.

            Pension Plans
            AetnaVest Estate Protector is not designed to be used in a pension or profit-sharing plan as an investment vehicle or to provide life insurance protection. Therefore, an AetnaVest Estate Protector Policy will not be issued to such a plan. Transfer of ownership of an AetnaVest Estate Protector Policy to a tax-qualified pension or profit-sharing plan after the Policy has been issued is not recommended, because the Policy terms may be in conflict with federal law governing these plans.

            The Company
            The Aetna Life Insurance and Annuity Company is a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954). The Company is engaged in the business of issuing life insurance policies and annuity contracts in all states of the United States.

            The Company is registered as an investment adviser under the Investment Advisers Act of 1940 and, as such, serves as the investment adviser to the Aetna Funds. It is also registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

            Directors & Officers
            The following are the Directors and Executive Officers of Aetna Life Insurance and Annuity Company. Unless otherwise indicated, the principal business address for all individuals is the
            Company s Home Office at 151 Farmington Avenue, Hartford, Connecticut 06156.

                                           Principal Occupations
                                           and Employment During
                      Positions(s) with    Past Five Years,
                      the Company and      Including Other
Name and Age          Year of Election     Directorship
------------          -------------------  ---------------------
Daniel P. Kearney     Director (1991);     Group Executive
(56)                  President (1993);    responsible for
                      Chairman, Executive  investments and
                      Committee            large case pensions
                                           (February 1991  -  December  1993),  Aetna
                                           Life   and  Casualty   Company;  Financial
                                           Consultant (1990 -  February 1991), Daniel
                                           P. Kearney,  Inc.; Director,  MBIA,  Inc.;
                                           Director,       Margaretten      Financial
                                           Corporation.

Christopher J. Burns  Director (1991);     Vice President (August
(48)                  Senior Vice          1988 - March 1991),
                      President;           Aetna Life Insurance
                      Member of            and Annuity Company.
                      Executive Committee

Laura R. Estes        Director (1991);     Vice President
(45)                  Senior Vice          (January 1987 to March
                      President, ALIAC     1991) of the Financial
                      Pensions (1991);     Division of the
                      Member of Executive  Company; President
                      Committee            and Managing Director
                                           (January  1985  to  March  1992) of
Aetna
                                           Financial Services, Inc.

Shaun P. Mathews      Director (1991);     Senior Vice President,
(39)                  Senior Vice          Mutual Funds (1991 to
                      President,           1994) of the Company;
                      Strategic Markets    Assistant Vice
                      and Products (1994)  President, Pension Operations


                                           of the Company; July 1989 to March 1991)  Director of
                                           seven mutual funds advised or sponsored by
                                           the Company.



Scott A. Striegel     Director (1993);     Senior Vice President
(46)                  Senior Vice          ARPS (since March
                      President,           1993) of Aetna Life
                      Annuities (1994)     and   Casualty;  Senior   Vice  President,
                                           Homeowners (February 1992  to March  1993)
                                           of  Aetna Life  and Casualty;  Senior Vice
                                           President,  Small  Business  and Specialty
                                           Group Products  (March  1991  to  February
                                           1992)  of Aetna  Life and  Casualty;  Vice
                                           President,  Strategic   Development   Unit
                                           (February  1990 to  March  1991)  of Aetna
                                           Life and Casualty.


James C. Hamilton     Director (1988);     Vice President and
(54)                  Vice President       Actuary (October 1988
                      (1981); Treasurer    to March 1991) and
                      (1985)               Treasurer (since March 1991) of Aetna Life
                                           Insurance Company.


Gary G. Benanav       Director (1992)      Executive Vice
(49)                                       President,     Property/Casualty    (since
                                           December 1993) of Aetna Life  and Casualty
                                           Company;  Group Executive  responsible for
                                           international, individual  life insurance,
                                           annuities, mutual  funds  and  small  case
                                           pensions  (April 1992 to December 1993) of
                                           Aetna Life and  Casualty Company, Director
                                           of Barnes  Group,  Inc.;  Executive  Risk,
                                           Inc.; Aetna  Series Fund, Inc.; and  Aetna
                                           International Umbrella Fund.



John Y. Kim           Director (1995);     Chief Investment
(34)                  Senior Vice          Officer; Aetna Life &
                      President, ALIAC     Casualty (since May
                      Investments          1994);    Managing    Director,   Mitchell
                                           Hutchins      Institutional      Investors
                                           (September 1993 to April 1994).


David E. Bushong      Vice President       Vice President and Acting
(45)                  and Acting Chief     Chief Financial Officer
                      Financial Officer    (since July 1994); Vice


                      (1994); Vice         President Bond Investment
                      President (1991);    (March 1994 - July 1994)
                      Acting Director      Vice President, Strategy
                      (1991); Assistant    & Policy (July 1991 -
                      Vice President       November 1992); Vice
                      (1990)               President,  Corporate  Planning  (November
                                           1992  -  March   1994);  Acting  Director,
                                           Portfolio Management  (March 1991  -  June
                                           1991); Assistant Vice President, Portfolio
                                           Management  (1990 to  1991) of  Aetna Life
                                           Insurance Company, Aetna Casualty & Surety
                                           Company   and   Standard   Fire  Insurance
                                           Company.

Eugene M. Trovato     Vice President       Vice     President     Controller     (45)
                      Controller           (February 1995 -  Present), Assistant Vice
                                           President Planning, Reporting and Analysis
                                           (October 1992 -  February 1992), Assistant
                                           Vice  President   of  Financial  Reporting
                                           (July  1989 -  October 1992),  Director of
                                           Financial    Reporting     in    Corporate
                                           Controllers (February 1989  - July  1989),
                                           Aetna Life Insurance and Annuity Company.


Zoe Baird             Senior Vice          Senior Vice President
(43)                  President and        and General Counsel
                      General Counsel      (since April 1992) of
                      (1990)               Aetna  Life  and  Casualty  Company;  Vice
                                           President and General  Counsel (July  1990
                                           to April 1992)  of Aetna Life and Casualty
                                           Company.


Susan E. Schechter    Corporate            Counsel (November 1993
(42)                  Secretary and        to present), Aetna
                      Counsel (1995)       Life   and  Casualty   Company;  Corporate
                                           Secretary   and    Counsel,   Aetna   Life
                                           Assignment  Company   (since  June  1994);
                                           Associate  Attorney,   Steptoe  &  Johnson
                                           (September 1986 to October 1993).


Fred J. Franklin      Vice President       Chief Operating
(48)                  and Chief            Officer and General
                      Compliance           Counsel (January 1991
                      Officer (1993)       to  November  1993)  Barclay  Investments,
                                           Inc.;   President   and   General  Counsel
                                           (December 1989  to  January  1991)  Mutual
                                           Benefit Financial Services Company.

Additional Information
Reports to Policyowners
The Company will maintain all records relating to the Separate Account. At least once in each Policy Year, the Company will send You a statement containing the following information: (1) A statement of changes (including a statement of monthly deductions and investment results and any interest earnings for the report period) in the Total Account Value and Surrender Value since the prior report or since the Issue Date, if there has been no prior report; (2) Surrender Value, Death Benefit, and any Loan Account Value as of the Policy Anniversary; and (3) a projection of the Total Account Value, Loan Account Value and Surrender Value as of the succeeding Policy Anniversary.

If any portion of Your Total Account Value is allocated to the Separate Account, You will receive such additional periodic reports as may be required by the SEC. Some state laws require additional reports; these requirements vary from state to state.

Right to Instruct Voting of Fund Shares
In accordance with our view of present applicable law, We will vote the shares of each of the Funds held in the Separate Account in accordance with instructions received from Policyowners having a voting interest in the Funds. Policyowners having such an interest will receive periodic reports relating to the Fund, proxy material and a form for giving voting instructions. The number of shares which You have a right to vote will be determined as of a record date established by the Fund. The number of votes that You are entitled to direct with respect to a Fund will be determined by dividing the portion of Your Total Account Value attributable to that Fund by the net asset value of one share in the Fund. Voting instructions will be solicited by written communication at least 14 days before such meeting.

The votes will be cast at meetings of the shareholders of the Fund and will be based on instructions received from Policyowners. However, if the Investment Company Act of 1940 or any regulations thereunder should be amended or if the present interpretation thereof should change, and as a result We determine that We are permitted to vote the shares of the Fund in our own right, We may elect to do so.

Fund shares for which no timely instructions are received and Fund shares which are not otherwise attributable to Policyowners will be voted by Us in the same proportion as the voting instructions which are received for all Policies participating in each Fund through the Separate Account.

Disregard of Voting Instructions
When required by state insurance regulatory authorities, We may disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objectives of a Fund or to approve or disapprove an investment advisory contract for a Fund. In addition, We may disregard voting instructions initiated by a Policyowner in favor of changes in the investment policy or the investment adviser of the Fund if We reasonably disapprove of such changes.

A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or if We determine that the change would have an adverse effect on the Separate Account if the proposed investment policy for a Fund would result in overly speculative or unsound investments. In the event that We do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.

State Regulation
With the exception of Guam, Puerto Rico and the Virgin Islands, the Policy will be offered for sale in all jurisdictions where the Company is authorized to do business and where the Policy has been approved by the appropriate Insurance Department or regulatory authorities.

The Company is subject to regulation and supervision by the Insurance Department of the State of Connecticut, which periodically examines its affairs. The Company is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which We do business, for the purposes of determining solvency and compliance with local insurance laws and regulations.

Legal Matters
The Company knows of no material legal proceedings pending to which either the Separate Account or the Company is a party or which would materially affect the Separate Account. The legal validity of the securities described in the prospectus has been passed on by Susan E. Bryant, Counsel.

The Registration Statement
A Registration Statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

Distribution of the Policy

The Company will serve as underwriter of the securities offered hereunder as defined by the federal securities laws. The Company is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers, Inc. The Company will contract with one or more registered broker-dealers, including broker-dealers affiliated with it ( Distributors ), to offer and sell the Policies. The Company may also offer and sell policies directly. All persons selling the Policies will be registered representatives of the Distributors, and will also be licensed as insurance agents to sell variable life insurance.

The Company may also contract with independent third party broker-dealers who will act as wholesalers by assisting the Company in finding broker-dealers to offer and sell the Policies. These parties may also provide training, marketing and other sales related functions for the Company and other broker-dealers and may provide certain administrative services to the Company in connection with the Policies. The Company may pay such parties compensation based on premium payments for the Policies purchased through broker-dealers selected by the wholesaler.

Salespersons and their supervising broker-dealers will be compensated for sales of the Policy on a commission and service fee basis. The maximum sales commission to be paid for policy distribution is 40% of the first year premium up to the Guaranteed Death Benefit to the younger Insured's Attained Age 100 Premium. In the event of an increase in Specified Amount, the maximum sales commission will be 40% of the succeeding year's premium up to the Guaranteed Death Benefit to the younger Insured's Attained Age 100 Premium attributable to the increase. The maximum sales commission on all other premiums is 3% for Policy Years 2 through 10 and 1.5% after Policy Year 11. In addition, certain production, persistency and managerial bonuses as well as expense allowances may be paid.


Experts
KPMG Peat Marwick, LLP, CityPlace II, Hartford, Connecticut, are the independent auditors for the Separate Account and for the Company. The services provided to the Separate Account include primarily the examination of the Separate Account s financial statements and the review of filings made with the SEC. The financial statements of the Company will be provided in a Pre-Effective Amendment to the Registration Statement.


Actuarial matters in this  prospectus have been examined by  John
Dinius, Vice President and Actuary of the Company. His opinion is filed as an exhibit to the Registration Statement filed by the Company with the SEC.

Tax Matters

General
The following is a discussion of the federal income tax considerations relating to the Policy. This discussion is based on the Company s understanding of federal income tax laws as they now exist and are currently interpreted by the Internal Revenue Service ("IRS"). These laws are complex, and tax results may vary among individuals. A person or persons contemplating the purchase of or the exercise of elections under the Policy described in this Prospectus should seek competent tax advice.

Federal Tax Status of the Company
The Company is taxed as a life insurance company in accordance with the Internal Revenue Code of 1986, as amended ("Code"). For federal income tax purposes, the operations of each Separate Account form a part of the Company's total operations and are not taxed separately, although operations of each Separate Account are treated separately for accounting and financial statement purposes.

Both investment income and realized capital gains of the Separate Account (i.e., income, capital gains and dividends distributed to the Separate Account by the Funds) are reinvested without tax since the Code does not impose a tax on the Separate Account for these amounts. The Company reserves the right, however, to make a deduction for such taxes should they be imposed with respect to such items in the future.

Life Insurance Qualification
Section 7702 of the Code includes a definition of life insurance for tax purposes. The Secretary of the Treasury has been granted authority to prescribe regulations to carry out the purposes of this section, and proposed regulations governing mortality charges were issued in 1991. The Company believes that the Policy meets the statutory definition of life insurance. As such, and assuming the diversification standards of Section 817(h) (discussed below) are satisfied, then except in limited circumstances (a) death benefits paid under the Policy should generally be excluded from the gross income of the beneficiary for federal income tax purposes under Section 101(a)(1) of the Code, and (b) a Policyowner should not generally be taxed on the cash value under a Policy, including increments thereof, prior to actual receipt. The principal exceptions to these rules are corporations that are subject to the alternative minimum tax, and thus may be subject to tax on increments in the Policy's Total Account Value, and Policyowners who acquire a Policy in a "transfer for value" and thus can become subject to tax on the portion of the Death Benefit which exceeds the total of their cost of acquisition and subsequent premium payments.

The Company intends to comply with any future final regulations issued under Sections 7702 and 817(h) of the Code, and therefore reserves the right to make such changes as it deems necessary to ensure such compliance. Any such changes will apply uniformly to affected Policyowners and will be made only after advance written notice.

General Rules
Upon the surrender or cancellation of any Policy, whether or not it is a Modified Endowment Contract, the Policyowner will be taxed on the Surrender Value only to the extent that it exceeds the gross premiums paid less prior untaxed withdrawals. The amount of any unpaid Policy Loans will, upon surrender, be added to the Surrender Value and will be treated for this purpose as if it had been received.

Assuming the Policy is not a Modified Endowment Contract, the proceeds of any Partial Surrenders are generally not taxable unless the total amount received due to such surrenders exceeds total premiums paid less prior untaxed Partial Surrender amounts. However, Partial Surrenders made within the first 15 Policy Years may be taxable in certain limited instances where the Surrender Value plus any unpaid Policy debt exceeds the total premiums paid less the untaxed portion of any prior Partial Surrenders. This result may occur even if the total amount of any Partial Surrenders does not exceed total premiums paid to that date.

Loans received under the Policy will ordinarily be considered indebtedness of the Policyowner, and assuming the Policy is not considered a Modified Endowment Contract, Policy Loans will not be treated as current distributions subject to tax. Generally, amounts of loan interest paid by individuals will be considered nondeductible "personal interest."

Modified Endowment Contracts
A class of contracts known as "Modified Endowment Contracts" has been created under Section 7702A of the Code. The tax rules applicable to loan proceeds and proceeds of a Partial Surrender of any Policy that is considered to be a Modified Endowment Contract will differ from the general rules noted above.

A contract will be considered a Modified Endowment Contract if it fails the "7-pay test." A Policy fails the 7-pay test if, at any time in the first seven Policy Years, the amount paid into the Policy exceeds the amount that would have been paid had the Policy provided for the payment of seven (7) level annual premiums. In the event of a distribution under the Policy, the Company will notify the Policyowner if the Policy is a Modified Endowment Contract.

Each Policy is subject to retesting under the 7-pay test during the first seven Policy Years and at any time a material change takes effect. A material change, for these purposes, includes the exchange of a life insurance policy for another life insurance policy or the conversion of a term life insurance policy into a whole life or universal life insurance policy. In addition, an increase in the future benefits provided constitutes a material change unless the increase is attributable to (1) the payment of premiums necessary to fund the lowest Death Benefit payable in the first seven Policy Years or (2) the crediting of interest or other earnings with respect to such premiums. A reduction in death benefits during the first seven Policy Years may also cause a Policy to be considered a Modified Endowment Contract.

If the Policy is considered to be a Modified Endowment Contract, the proceeds of any Partial Surrenders and any Policy Loans will be currently taxable to the extent that the Policy's Total Account Value immediately before payment exceeds gross premiums paid (increased by the amount of loans previously taxed and reduced by untaxed amounts previously received). These rules may also apply to Policy Loans or Partial Surrender proceeds received during the two-year period prior to the time that a Policy becomes a Modified Endowment Contract. If the Policy becomes a Modified Endowment Contract, it may be aggregated with other Modified Endowment Contracts purchased by You from the Company (and its affiliates) during any one calendar year for purposes of determining the taxable portion of withdrawals from the Policy.

A penalty tax equal to 10% of the amount includable in income will apply to the taxable portion of the proceeds of any Policy Surrender or Policy Loan received by any Policyowner of a Modified Endowment Contract who is not an individual. The penalty tax will also apply where taxable Policy Loans are received by an individual who has not reached the age of 59 1/2. Taxable policy distributions made to an individual who has not reached the age of 59 1/2 will also be subject to the penalty tax unless those distributions are attributable to the individual becoming disabled, or are part of a series of equal periodic payments made not less frequently than annually for the life or life expectancy of such individual (i.e., an annuity).

Diversification Standards
Section 817(h) of the code provides that separate account investments (or the investments of a mutual fund, the shares of which are owned by separate accounts of insurance companies) underlying the Policy must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as life insurance. The Treasury Department has issued regulations prescribing the diversification requirements in connection with variable contracts. The Separate Account, through the Funds, intends to comply with these requirements.

Investor Control
In certain circumstances, owners of variable contracts may be considered the owners for federal income tax purposes of the assets of the separate account used to support their contracts. In those circumstances, income and gains from separate account assets would be includable in the variable contractowner's gross income. In several rulings published prior to the enactment of
Section 817(h), the IRS stated that a variable contractowner will be considered the owner of separate account assets if the contractowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations under Section 817(h) concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., You), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Funds without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from those described by the IRS in pre-Section 817(h) rulings in which it was determined that Policyowners were not owners of separate account assets. For example, a Policyowner has additional flexibility in allocating premium payments and account values. While the Company does not believe that these differences would result in a Policyowner being treated as the owner of a pro rata portion of the assets of the Separate Account, there is no regulation or ruling of the IRS that confirms this conclusion. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the assets of the Separate Account.

Other Tax Considerations
Business-owned life insurance may be subject to certain additional rules. Section 264(a)(1) of the Code generally prohibits employers from deducting premiums on policies covering officers, employees or other financially interested parties. Additions to the Policy s Total Account Value may also be subject to tax under the corporation alternative minimum tax provisions. In addition, Section 264(a)(4) of the Code limits the Policyowner's deduction for interest on loans taken against life insurance covering the lives of officers, employees, or other financially interested in the Policyowner's trade or business. Under current tax law, interest may generally be deducted on an aggregate total of $50,000 of loans per covered life with respect to all life insurance policies covering each officer, employee or others who may have a financial interest in the Policyowner's trade or business.

Depending on the circumstances, the exchange of a policy, a change in the Policy's Death Benefit Option, a Policy Loan, a Full or Partial Surrender, a change in Ownership or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, estate, inheritance and other tax consequences of policy ownership, premium payments and receipt of policy proceeds depend on the circumstances of each Policyowner or beneficiary.


Miscellaneous Policy Provisions

The Policy
The Policy which You receive, the application You make when You purchase the Policy, any applications for any changes approved by Us and any riders constitute the whole contract. Copies of all applications are attached to and made a part of the Policy.

Application forms are completed by the applicants and forwarded to the Company for acceptance. Upon acceptance the Policy is prepared, executed by duly authorized officers of the Company, and forwarded to You.

We reserve the right to make a change in the Policy; however, we will not change any terms of the Policy beneficial to You. Only the President, Executive Vice President or the Corporate Secretary may agree to a change in the Policy, and then only in writing.

Payment of Benefits
All benefits are payable at Our Home Office. We may require submission of the Policy before We grant Policy Loans, make changes or pay benefits.

Suicide and Incontestability
Suicide Exclusion
In most states, if one or both Insureds die by suicide, while sane or insane, within 2 years from the Issue Date of this Policy, this Policy will end and We will pay:

1.        the  difference  between   payments  made  and  amounts
          allocated to the Separate Account; plus

2.        the Separate Account Value; plus

3. any charges made under this Policy's terms on the Separate Account Value; less

4.        the sum of:

          (a) the Loan Account Value transferred from the Fixed Account Value; plus
          (b)  the interest due on the Loan Account Value; plus
          (c) the value of any Partial Surrenders transferred from the Fixed Account Value; plus
          (d) any interest earned on the Loan Account Value transferred to the Separate Account Value.

In most states, if one or both Insureds die by suicide while sane or insane, within 2 years from the Issue Date of any increase in coverage, We will pay only the Monthly Deductions for the increase in coverage.

In most states, if one or both Insureds die by suicide while sane or insane, more than 2 years from the Issue Date of this Policy but within 2 years from the Issue Date of any increase in coverage, We will pay:

1. the Proceeds on death for any coverage in effect more than 2 years from the Issue Date of this Policy; plus

2.        the Monthly Deductions for the increase in coverage.

All amounts will be calculated as of the date of the suicide.

Incontestability

In most states, with respect to statements made in the initial application or any Subsequent Application for each Insured: We will not contest this Policy after it has been in force during the lifetime of each Insured for 2 years from its Issue Date.

In most states, with respect to statements made in any subsequent application for one or both Insureds: We will not contest coverage relating to subsequent applications after coverage has been in force during the lifetime of each Insured for 2 years from the Issue Date of such coverage or from the effective date of any reinstatement.

If this Policy is contested, Your rights or the Beneficiary's rights may be affected.

Protection of Proceeds
To the extent provided by law, the proceeds of the Policy are subject neither to claims by a beneficiary's creditors nor to any legal process against any beneficiary.

Nonparticipation
The Policy is not entitled to share in the divisible surplus of the Company. No dividends are payable.

Changes in Owner and Beneficiary; Assignment
Unless otherwise stated in the Policy, You may change the Policyowner and the beneficiary, or both, at any time while the Policy is in force. A request for such change must be made in writing and sent to the Company at the Home Office. After We have agreed, in writing, to the change, it will take effect as of the date on which Your Written Request was signed.

The Policy may also be assigned. No assignment of a Policy will be binding on Us unless made in writing and sent to Us at our Home Office. The Company will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If the Company fails to follow its procedures, it would be liable for any losses to You directly resulting from the failure. Otherwise, We are not responsible for the validity of any assignment. The rights of the Policyowner and the interest of the beneficiary will be subject to the rights of any assignee of record.

Misstatement as to Age and/or Sex
If the age and/or the sex of one or both Insureds is misstated, the amount of the Death Benefit will be adjusted to reflect the coverage that would have been purchased by the most recent pre-Maturity Date Monthly Deduction at the correct age and/or sex.

Performance Reporting and Advertising
From time to time, the Company may advertise different types of historical performance for the variable options of the Separate Account available under the Policy. We may also distribute sales literature that compares the percentage change in Accumulation Unit Values for any of the variable options to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other mutual funds that have investment objectives similar to the Fund being compared.

Illustrations  of   Death  Benefit,  Total   Account  Values  and
Surrender Values
The following pages provide a hypothetical illustration of how the Death Benefit, Total Account Values, and Surrender Values of a Policy can change over time for a Policy issued to two opposite gender 45-year old Insureds if the investment return on the assets held in each Fund were a uniform, gross, annual rate of 0%, 6%, and 12%, respectively, and are based upon a number of assumptions.

There are two pages of values. One page illustrates the assumption that the Guaranteed Maximum Cost of Insurance rates and other charges at guaranteed rates are charged in all years. The other page illustrates the assumption that the current scale of Cost of Insurance rates and other charges at guaranteed rates are charged in all years. The Cost of Insurance rates vary by age and sex (where permitted by state law).


The values shown in these illustrations vary according to assumptions used for charges and gross rates of investment returns. The actual investment returns experienced by the Policy and the charges deducted may be higher or lower than those illustrated. The charges reflected on the first page consist of the maximum allowable charges under the Policy, including 0.90% for mortality and expense risks in all Policy Years, 12.35% for Premium Loads, and 0.777% for expenses of the Funds. The charges reflected on the second page consist of the current charges imposed under the Policy, including 0.85% for mortality and expense risks in Policy Years 1 through 20 only, 12.35% for Premium Loads, and 0.777% for Fund expenses. The charge for Fund expenses reflected in the illustrations assumes that Total Account Values have been allocated equally among all funds and represent a fixed average of the investment advisory fees and other expenses charged by each of the Funds as of December 31, 1994.

After deduction of these amounts, the illustrated gross annual investment rates of return of 0%, 6% and 12% correspond to approximate net annual rates of -1.627, 4.373% and 10.373%, respectively, during the first 20 Policy Years, and -0.777%, 5.223% and 11.223%, respectively, thereafter on a current basis. On a guaranteed basis, the illustrated gross annual investment rates of return of 0%, 6% and 12% correspond to approximate net annual rates of -1.677, 4.323% and 10.323%, respectively.

The Death Benefit, Total Account Values, and Surrender Values would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years. The illustrations also assume that premiums are paid as indicated, no Policy Loans are made, no increases or decreases in Specified Amount are requested, no Death Benefit Option changes, and no Partial Surrenders are made.

The hypothetical values shown in the tables do not reflect any Separate Account charges for federal income taxes, since We are not currently making such charges. However, such charges may be made in the future, and in that event, the gross annual investment rate of return would have to exceed 0%, 6%, or 12% by an amount sufficient to cover the tax charges in order to produce the Death Benefit, Total Account Values, and Surrender Values illustrated.

Upon request, We will provide a comparable personalized illustration based upon the age, sex (if necessary), and underwriting classification of the proposed Insureds, including the Specified Amount and premium requested, the proposed frequency of premium payments and any available riders requested. A fee of $25 may be charged for each such illustration. The hypothetical gross annual investment return assumed in such an illustration will not exceed 12%.

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     ON THE LIVES OF TWO INSUREDS
             FEMALE AND MALE ISSUE AGE 45 SELECT NONSMOKER RISK
                $2,688 ANNUAL GUARANTEED DEATH BENEFIT
               TO THE YOUNGER INSURED'S AGE 100 PREMIUM
                         FACE AMOUNT $250,000
                        DEATH BENEFIT OPTION 1

                Premiums        0% Gross Annual Investment Return
              Accumulated       ---------------------------------
 Policy     at 5% interest       Account  Surrender    Death
  Year         Per Year           Value     Value     Benefit
_______     _____________        ______   _________   _______

    1               2,688         1,345         781   250,000
    2               5,510         3,375       2,776   250,000
    3               8,474         5,365       2,059   250,000
    4              11,586         7,314       3,368   250,000
    5              14,853         9,220       5,516   250,000
    6              18,284        11,084       7,622   250,000
    7              21,886        12,903       9,683   250,000
    8              25,668        14,675      11,697   250,000
    9              29,639        16,398      13,662   250,000
   10              33,809        18,068      15,574   250,000
   15              58,003        25,495      24,210   250,000
   20              88,881        30,706      30,706   250,000
   25             128,290        31,495      31,495   250,000
   30             178,588        22,861      22,861   250,000

20(Age 65)         88,881        30,706      30,706   250,000

Assumes no Policy loan has been made.  Guaranteed mortality rates
assumed.    Maximum  expense  risk  and  administrative   expense
charges.

If premiums are  paid more  frequently than  annually, the  Death
Benefit could be, and the Account Values and Surrender Values would be, less than those illustrated.

These investment results are illustrative only and should not be considered a representation of past or future investment results.

Actual investment results may be more or less than those shown and will depend on a number of factors including the Policyowner's allocations, and the Fund's rates of return. The Total Account Value and Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.
              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     ON THE LIVES OF TWO INSUREDS
             FEMALE AND MALE ISSUE AGE 45 SELECT NONSMOKER RISK
                $2,688 ANNUAL GUARANTEED DEATH BENEFIT
               TO THE YOUNGER INSURED'S AGE 100 PREMIUM
                         FACE AMOUNT $250,000
                        DEATH BENEFIT OPTION 1

                Premiums        6% Gross Annual Investment Return
              Accumulated       ---------------------------------
 Policy     at 5% interest       Account  Surrender    Death
  Year         Per Year           Value     Value     Benefit
_______     _____________        ______   _________   _______
    1               2,688         1,455         891   250,000
    2               5,510         3,703       3,104   250,000
    3               8,474         6,042       2,736   250,000
    4              11,586         8,474       4,528   250,000
    5              14,853        11,002       7,298   250,000
    6              18,284        13,628      10,166   250,000
    7              21,886        16,353      13,133   250,000
    8              25,668        19,181      16,203   250,000
    9              29,639        22,111      19,375   250,000
   10              33,809        25,145      22,651   250,000
   15              58,003        41,873      40,588   250,000
   20              88,881        60,971      60,971   250,000
   25             128,290        81,092      81,092   250,000
   30             178,588        99,147      99,147   250,000

20(Age 65)         88,881        60,971      60,971   250,000

Assumes no Policy loan has been made.  Guaranteed mortality rates
assumed.     Maximum  expense  risk  and  administrative  expense
charges.

If premiums  are paid  more frequently than  annually, the  Death
Benefit could be, and the Account Values and Surrender Values would be, less than those illustrated.

These investment results are illustrative only and should not be considered a representation of past or future investment results.

Actual investment results may be more or less than those shown and will depend on a number of factors including the Policyowner's allocations, and the Fund's rates of return. The Total Account Value and Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     ON THE LIVES OF TWO INSUREDS
             FEMALE AND MALE ISSUE AGE 45 SELECT NONSMOKER RISK
                $2,688 ANNUAL GUARANTEED DEATH BENEFIT
               TO THE YOUNGER INSURED'S AGE 100 PREMIUM
                         FACE AMOUNT $250,000
                        DEATH BENEFIT OPTION 1

                Premiums      12% Gross Annual Investment Return
              Accumulated     ---------------------------------
 Policy     at 5% interest     Account    Surrender    Death
  Year         Per Year         Value       Value     Benefit
_______     _____________      ______     _________   _______
    1               2,688        1,565        1,001   250,000
    2               5,510        4,045        3,446   250,000
    3               8,474        6,774        3,468   250,000
    4              11,586        9,777        5,831   250,000
    5              14,853       13,080        9,376   250,000
    6              18,284       16,712       13,250   250,000
    7              21,886       20,707       17,487   250,000
    8              25,668       25,097       22,119   250,000
    9              29,639       29,922       27,186   250,000
   10              33,809       35,223       32,729   250,000
   15              58,003       70,661       69,376   250,000
   20              88,881      127,356      127,356   271,393
   25             128,290      216,002      216,002   389,410
   30             178,588      349,874      349,874   543,425

20(Age 65)         88,881      127,356      127,356   271,393

Assumes no Policy loan has been made.  Guaranteed mortality rates
assumed.    Maximum  expense  risk  and   administrative  expense
charges.

If  premiums are  paid more  frequently than annually,  the Death
Benefit could be, and the Account Values and Surrender Values would be, less than those illustrated.

These investment results are illustrative only and should not be considered a representation of past or future investment results.

Actual investment results may be more or less than those shown and will depend on a number of factors including the Policyowner's allocations, and the Fund's rates of return. The Total Account Value and Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     ON THE LIVES OF TWO INSUREDS
             FEMALE AND MALE ISSUE AGE 45 SELECT NONSMOKER RISK
                $2,688 ANNUAL GUARANTEED DEATH BENEFIT
               TO THE YOUNGER INSURED'S AGE 100 PREMIUM
                         FACE AMOUNT $250,000
                        DEATH BENEFIT OPTION 1

                Premiums        0% Gross Annual Investment Return
              Accumulated       ---------------------------------
 Policy     at 5% interest       Account  Surrender    Death
  Year         Per Year           Value     Value     Benefit
_______     _____________        ______   _________   _______
    1               2,688         1,465         901   250,000
    2               5,510         3,614       3,015   250,000
    3               8,474         5,722       2,416   250,000
    4              11,586         7,787       3,841   250,000
    5              14,853         9,810       6,106   250,000
    6              18,284        11,788       8,326   250,000
    7              21,886        13,721      10,501   250,000
    8              25,668        15,607      12,629   250,000
    9              29,639        17,443      14,707   250,000
   10              33,809        19,225      16,731   250,000
   15              58,003        27,199      25,914   250,000
   20              88,881        32,950      32,950   250,000
   25             128,290        35,959      35,959   250,000
   30             178,588        29,629      29,629   250,000

20(Age 65)         88,881        32,950      32,950   250,000

Assumes  no Policy loan has  been made.   Current mortality rates
assumed.    Current  expense  risk  and   administrative  expense
charges.

If  premiums are  paid more  frequently than annually,  the Death
Benefit could be, and the Account Values and Surrender Values would be, less than those illustrated.

These investment results are illustrative only and should not be considered a representation of past or future investment results.

Actual investment results may be more or less than those shown and will depend on a number of factors including the Policyowner's allocations, and the Fund's rates of return. The Total Account Value and Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     ON THE LIVES OF TWO INSUREDS
             FEMALE AND MALE ISSUE AGE 45 SELECT NONSMOKER RISK
                $2,688 ANNUAL GUARANTEED DEATH BENEFIT
               TO THE YOUNGER INSURED'S AGE 100 PREMIUM
                         FACE AMOUNT $250,000
                        DEATH BENEFIT OPTION 1

                Premiums        6% Gross Annual Investment Return
              Accumulated       ---------------------------------
 Policy     at 5% interest       Account  Surrender    Death
  Year         Per Year           Value     Value     Benefit
_______     _____________        ______   _________   _______
    1               2,688         1,578       1,014   250,000
    2               5,510         3,957       3,358   250,000
    3               8,474         6,433       3,127   250,000
    4              11,586         9,009       5,063   250,000
    5              14,853        11,688       7,984   250,000
    6              18,284        14,474      11,012   250,000
    7              21,886        17,367      14,147   250,000
    8              25,668        20,372      17,394   250,000
    9              29,639        23,488      20,752   250,000
   10              33,809        26,718      24,224   250,000
   15              58,003        44,595      43,310   250,000
   20              88,881        65,200      65,200   250,000
   25             128,290        91,170      91,170   250,000
   30             178,588       118,720     118,720   250,000

20(Age 65)         88,881        65,200      65,200   250,000

Assumes  no Policy loan has  been made.   Current mortality rates
assumed.     Current  expense  risk  and  administrative  expense
charges.

If  premiums are  paid more frequently  than annually,  the Death
Benefit could be, and the Account Values and Surrender Values would be, less than those illustrated.

These investment results are illustrative only and should not be considered a representation of past or future investment results.

Actual investment results may be more or less than those shown and will depend on a number of factors including the
Policyowner's allocations, and the Fund's rates of return. The Total Account Value and Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     ON THE LIVES OF TWO INSUREDS
             FEMALE AND MALE ISSUE AGE 45 SELECT NONSMOKER RISK
                $2,688 ANNUAL GUARANTEED DEATH BENEFIT
               TO THE YOUNGER INSURED'S AGE 100 PREMIUM
                         FACE AMOUNT $250,000
                        DEATH BENEFIT OPTION 1

                Premiums      12% Gross Annual Investment Return
              Accumulated     ---------------------------------
 Policy     at 5% interest     Account    Surrender    Death
  Year         Per Year         Value       Value     Benefit
_______     _____________      ______     _________   _______
    1               2,688        1,692        1,128   250,000
    2               5,510        4,314        3,715   250,000
    3               8,474        7,201        3,895   250,000
    4              11,586       10,379        6,433   250,000
    5              14,853       13,878       10,174   250,000
    6              18,284       17,727       14,265   250,000
    7              21,886       21,963       18,743   250,000
    8              25,668       26,623       23,645   250,000
    9              29,639       31,747       29,011   250,000
   10              33,809       37,381       34,887   250,000
   15              58,003       75,145       73,860   250,000
   20              88,881      135,765      135,765   289,313
   25             128,290      239,619      239,619   431,985
   30             178,588      403,406      403,406   626,570

20(Age 65)         88,881      135,765      135,765   289,313

Assumes  no Policy loan has  been made.   Current mortality rates
assumed.     Current  expense  risk  and  administrative  expense
charges.

If  premiums are  paid more frequently  than annually,  the Death
Benefit could be, and the Account Values and Surrender Values would be, less than those illustrated.

These investment results are illustrative only and should not be considered a representation of past or future investment results.

Actual investment results may be more or less than those shown and will depend on a number of factors including the
Policyowner's allocations, and the Fund's rates of return. The Total Account Value and Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

Aetna Life Insurance and Annuity Company Individual Life
151 Farmington Avenue
Hartford, CT 06156
800-334-7586

Variable Life Account B
AetnaVest Estate Protector Prospectus
Aetna Variable Fund
Aetna Income Shares
Aetna Variable Encore Fund
Aetna Investment Advisers Fund, Inc.
Aetna Ascent Variable Portfolio
Aetna Crossroads Variable Portfolio
Aetna Legacy Variable Portfolio
Alger American Small Cap Portfolio
Fidelity VIP Equity-Income Portfolio
Fidelity VIP Contrafund Portfolio
Janus Aspen Growth Portfolio
Janus Aspen Aggressive Growth Portfolio
Janus Aspen Worldwide Growth Portfolio
Janus Aspen Balanced Portfolio
Janus Aspen Short-Term Bond Portfolio
Scudder International Portfolio
TCI Growth


Prospectus Dated

                                PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS



                      UNDERTAKING TO FILE REPORTS


Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or Regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                         RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS,   DESCRIPTION   AND  UNDERTAKINGS   PURSUANT  TO
PARAGRAPH (B)(13)(iii)(F)  OF RULE  6e-3(T) UNDER THE  INVESTMENT
COMPANY ACT OF 1940.

Registrant makes the following representations:

(1)         Section 6e-3(T)(b)(13)(iii)(F) is being relied upon.

(2) The level of the mortality and expense risk charge is within the range of industry practice for comparable flexible contracts.

(3) The proceeds from expected sales loads will be sufficient to cover the expected costs of distributing the flexible contracts.

The methodology used to support the representation made in paragraph (2) above is based on an analysis of selected variable life insurance policies declared effective by the Commission which contain similar guarantees and are sold in similar markets. Registrant undertakes to keep and make available to the commission on request the documents used to support the representation in paragraph (2) above.


                                    CONTENTS OF
                              REGISTRATION STATEMENT

This Registration Statement consists of the following papers and documents:

          The facing sheet.
          A cross-reference sheet.
          Prospectus consisting of _____ pages.
          The undertaking to file reports.
          The undertaking pursuant to Rule 484.
          Representations pursuant to Rule 6e-3(T).
          The signatures.

          Written consents of the following persons:

               Consent of Susan E. Bryant, Counsel*

          The following Exhibits:

          1. Exhibits required by paragraph A of instructions to exhibits for Form N-8B-2:
               (1)  Resolution    establishing   Variable    Life
                    Account B/1/
               (2)  Not Applicable
               (3)  (i)  Master General Agent Agreement/2/
               (3)  (ii) Life     Insurance     General     Agent
Agreement/2/
               (3)  (iii) Broker Agreement/2/
               (3)  (iv) Life       Insurance       Broker-Dealer
Agreement/2/
               (3)  (v)  Restated   and   Amended   Third   Party
                         Administration   and    Transfer   Agent
                         Agreement/3/
               (4)  Not Applicable
               (5)  (i)  Form of Policy
                    (ii) Form of Disability Benefit Rider
                    (iii)Form of Four Year Term Rider
                    (iv) Form of Split Option Amendment
                          Rider

               (6)  Certificate of Incorporation  and By-Laws  of
                    Aetna Life Insurance and Annuity Company/4/
               (7)  Not Applicable
               (8)  Not Applicable
               (9)  Not Applicable
               (10) (i)  Form of Application/5/
               (10) (ii) Supplement to Form of Application
               (11) Insurance Transfer and Redemption Procedures*

          2.   Opinion of Counsel*
          3.   Not Applicable
          4.   Not Applicable
          5.   Actuarial Opinion and Consent
          6.   Powers of Attorney/6/


*      To be filed by amendment
1. Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement on Form S-6 (File No. 33-76018) filed on February 2, 1995.
2. Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form S-6 (File No. 33-2339) filed on April 25, 1994.
3. Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-6 (File No. 33-75248) filed on April 25, 1995.
4. Incorporated by reference to Post-Effective Amendment No. 58 to Registration Statement on Form N-4 (File No. 2-52449) filed on February 28, 1994.
5. Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-4 (File No. 33-2339) filed on April 25, 1995.
6.    Incorporated into the signature page of this filing.

                            SIGNATURES

      As required by the Securities Act of 1933, as amended, the Registrant, Variable Life Account B of Aetna Life Insurance and Annuity Company, has duly caused this Registration Statement on Form S-6 to be signed on its behalf by the undersigned, thereunto duly authorized, and the seal of the Depositor to be hereunto affixed and attested, all in the City of Hartford, and State of Connecticut, on this 15 day of November, 1995.

                    VARIABLE  LIFE   ACCOUNT  B  OF   AETNA  LIFE
                    INSURANCE AND ANNUITY COMPANY
                    (Registrant)

CORPORATE SEAL

                         By:  AETNA  LIFE  INSURANCE AND  ANNUITY
                              COMPANY
                              (Depositor)

Attest: /s/ Susan E. Schechter     By:   /s/ Daniel P. Kearney
         Susan E. Schechter        Daniel P. Kearney
         Corporate Secretary       Principal Executive Officer


      As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes Susan E. Bryant, Steven J. Lauwers, and Julie E. Rockmore and each of them individually, such person's true and lawful attorneys, and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign for such person and in such person's name and capacity indicated below, any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signature as it may be signed by said attorneys to any and all amendments.


Signature               Title                           Date
---------               -----                           ----
/s/ Daniel P. Kearney   Director and President          )
Daniel P. Kearney       (principal executive officer)   )
                                                        )
                                                        )
/s/ David E. Bushong    Acting Chief Financial Officer  )November
David E. Bushong        (principal accounting and       )15, 1995
                        financial officer)              )
                                                        )
/s/ James C. Hamilton   Director                        )
James C. Hamilton                                       )

                                                        )
/s/ Gary G. Benanav     Director                        )
Gary G. Benanav                                         )
                                                        )
/s/ Christopher J. Burns  Director                      )
Christopher J. Burns                                    )
                                                        )
/s/ Laura R. Estes      Director                        )
Laura R. Estes                                          )
                                                        )
/s/ John Y. Kim         Director                        )
John Y. Kim                                             )
                                                        )
/s/ Shaun P. Mathews    Director                        )
Shaun P. Mathews                                        )
                                                        )
/s/ Scott A. Striegel   Director                        )
Scott A. Striegel                                       )

                        EXHIBIT INDEX

Exhibit No.              Title of ExhibitPage
-----------              --------------------

99-1.1                   Resolution establishing Variable
                         Life Account B  *

99-1.3(i)                Master General Agent Agreement  *

99-1.3(ii)               Insurance General Agent Agreement  *

99-1.3(iii)              Broker Agreement  *

99-1.3(iv)               Life Insurance Broker-Dealer
                         Agreement  *

99.1.3(v)                Restated and Amended Third Party
                         Administration and Transfer Agent
                         Agreement  *

99-1.5(i)                Form of Policy______

99-1.5(ii)               Form   of   Disability   Benefit   Rider
                         ______

99-1.5(iii)              Form   of   Four    Year   Term    Rider
                         ______

99-1.5(iv)               Form of Split Option Amendment
                                R      i      d      e      r
                         ______

99-1.6                   Certificate of Incorporation and
                         By-Laws, Aetna Life Insurance
                         and Annuity Company  *

99-1.10(i)               Form of Application  *

99-1.10(ii)              Supplement to Form of Application______

99-1.11                  Insurance Transfer and Redemption
                         Procedures  **

99-2                     Opinion of Counsel  **

99-5                     Actuarial Opinion and Consent______

99-6                     Powers of Attorney (see
                         signature page)______

                          ATTACHMENTS

A.                       Consent of Susan E. Bryant, Counsel  **


*   Incorporated by reference
**  To be filed by amendment